No one but...

Noble Corporation • 2003 Annual Report

NOBLE

Noble Corporation is a leading provider of diversified services for the oil and gas industry. Contract drilling services are performed with the Company's fleet of 59* mobile offshore drilling units. Additionally, the Company provides technologically advanced drilling-related products and services designed to create value for our customers, as well as well site and project management services and engineering services. The Company is geographically balanced with operations in the U.S., Canada, Mexico, Brazil, the North Sea, West Africa, the Middle East, India and the Mediterranean Sea.

*...umes the Company exercises its options to purchase two additional premium independent leg, cantilever jackup rigs capable of operating in 500 feet of water.



We are pleased to welcome Mary P. Ricciardello to the Noble Corporation Board of Directors, effective October 2003. Ms. Ricciardello is a seasoned financial executive with significant experience in the energy industry.

ames C. Day

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts and ratios)	Year Ended December 31,		
	2003	2002	2001
Operating revenues	**$ 987,380**	$ 990,248	$ 1,029,760
Operating income	**221,138**	283,557	384,287
Income before income taxes	**186,984**	243,325	348,472
Net income	**166,416**	209,503	262,922
Per share - diluted	**1.25**	1.57	1.96
Net cash provided by operating activities	**365,308**	445,364	451,046
Capital investments	**344,118**	521,125	191,269
Return on capital employed	**8%**	10%	13%
At year end:			
Total assets	**3,189,633**	3,065,714	2,750,740
Property and equipment, net	**2,625,866**	2,471,043	2,149,217
Total debt	**589,573**	670,139	605,561
Shareholders' equity	**2,178,425**	1,989,210	1,778,319
Book value per share	**16.27**	14.90	13.47
Current ratio	**1.73**	1.73	2.38

STOCK INFORMATION – High price of ordinary shares by quarter



2003
2002
2001
$55
44
33
22
11
1 2 3 4



LETTER TO OUR SHAREHOLDERS

In early 2003 the proverbial stars were all aligned according to some industry pundits to set the stage for a rebound in offshore drilling activity, most particularly in the Gulf of Mexico. Commodity pricing remained strong both for natural gas and oil throughout the year, and operators were generating substantial amounts of free cash flow. But guess what? Those facts did not translate into a meaningful recovery and the drilling services sector in general did not perform well.

An anonymous author wrote: "things turn out best for people who make the best of the way things turn out." Noble's management team, reacting to the conditions that it was dealt, achieved the third highest operating results in its history. Operating revenues for the year were $987 million, compared to $990 million for the year 2002. Net income per share was $1.25 for the year, as compared to the previous year of $1.57. The net cash provided by operating activities was $365 million compared to $445 million for 2002. Further affirmation as to the strength of our results was provided by a recent analysis by a Goldman & Sachs' analyst which showed that the Company was the only driller in the sector to again achieve positive returns over their weighted cost of capital. The following outlines the affirmative steps that were undertaken during the period to achieve these performance levels.

1. The most important objective for me is to assure that we have safe working conditions for the men and women in our operations worldwide. This focus has again resulted in a decline in both lost time incidents and recordable incidents in 2003 over 2002 results by 29 percent and 28 percent, respectively. Further, the Company was honored as the recipient of The Shell Safety Case Award for the semisubmersible, *Noble Jim Thompson*. Forty-eight percent of our active rigs achieved three years of operations without a lost time incident, 18 rigs achieved four years and 13 rigs achieved five years without a lost time incident.

2. The Company expanded its fleet with the acquisition of two jackup units and options to purchase two additional jackup units in 2004. Assuming we exercise those options, our fleet would increase to 59 units. As a reminder, when the Company went public in 1985 we started with two 300' independent leg cantilever jackup units. These acquisitions, once consummated, will be additive to earnings immediately.

3. Rig projects either completed or underway during the year involved the *Noble Tommy Craighead, Noble Dick Favor*, and *Noble Carl Norberg* jackup units. These capital investments were critical in assuring that our fleet remains among the most competitive in the industry.


Market Capitalization at Year End (in billions)
$6
5
4
3
2
1
99 00 01 02 03
Return on Equity
16%
14
12
10
8
6
4
2
99 00 01 02 03

4. We completed re-payment of the *Noble Paul Romano* EVA-4000™ project financing, resulting in our net debt to total capitalization ratio falling to 14 percent which was an improvement over the 17 percent at December 31, 2002.

5. Management continues to tweak its operational structure to assure that our after tax profit margins are the highest in the sector. However, we will witness some increase in cost as a result of the addition of new rigs in 2004.

As to what lies ahead for 2004, we believe the West African operation which has suffered over the last eighteen months from low utilization will markedly improve, both for jackup units as well as semisubmersibles. While we had some unanticipated operating difficulties in Brazil in the fourth quarter, I am confident our management team will achieve much better results for this year. In anticipation of a continued strong market in the Middle East, we have mobilized the *Noble Dick Favor* from Brazil to the Persian Gulf where we have already experienced significant interest in contracting the unit by several clients. Further, given the reduction in supply, the U.S. Gulf of Mexico should also witness modest improvement.

We were again recognized by *Institutional Investor* magazine which surveyed portfolio managers and sell-side equity analysts to choose the top performing Chief Executive Officers in 26 different industry sectors. Our team was honored as The Best in the oil service sector. I might point out that this is the second year in a row that the Company was recognized by this magazine.

The Noble management team continues to follow the mantra of building true shareholder value over time. The fourth quarter of 2003 represented our thirty-fourth consecutive quarter of positive earnings and again, for the fourth straight year, we led the peer group in terms of financial results. This team has and will rise to challenges and will continue to perform. Publilius Syrus said "no one knows what he is able to do until he tries." While we cannot accurately predict the future, we can respond and indeed keep trying to make things happen.

On behalf of the Board of Directors and the Noble team, I want to thank the shareholders who support this very effective and simple objective of creating value over time and to my fellow Nobleites, thank you for your sacrifices and contributions.



James C. Day
Chairman of the Board and Chief Executive Officer

Enterprise Value at Year End (in billions)



$7
6
5
4
3
2
1
99 00 01 02 03

Revenues (in millions)



$1,000
800
600
400
200
99 00 01 02 03

Earnings Per Share (diluted)



2.0
1.6
1.2
0.8
0.4
99 00 01 02 03

Capital Investments (in millions)



$600
500
400
300
200
100
99 00 01 02 03

For over 82 years, Noble has provided safe and efficient drilling services, while minimizing the environmental impact, to the oil and gas industry. Having adhered to the objectives set forth in Noble's 1985 Annual Report to Shareholders by then President and CEO James C. Day – to improve operating efficiency, upgrade our drilling equipment and expand into international markets - the Company is today one of the world's premier offshore oil and gas drilling contractors as a result of its continued focus on building a premium fleet of offshore rigs and providing quality service second to none.

As we reflect with pride on our accomplishments, it is important to note that Noble has continued to achieve new milestones throughout our history without compromise – to safety, to the environment and to the integrity of our reported financial results. Noble's reputation in the industry reflects those principles.

PEOPLE, SAFETY AND THE ENVIRONMENT

2003 marks the eleventh consecutive year of improvement in our safety record and the eleventh consecutive year in which our performance bettered the industry average. It is important to note that Noble's safety record has bettered the average of the industry for 23 of the 24 years that the International Association of Drilling Contractors has maintained safety records.

Safety performance for 2003 resulted in a 0.12 lost time incident (LTI) rate for worldwide operations and a recordable rate of 0.86, representing a 29 and 28 percent year-on-year improvement, respectively. Currently, 49 of our drilling units have operated for more than one year without an LTI, and of these, 25 have achieved three or more years with zero LTIs. In 2003, we published our first annual "Sustainable Global Performance" report, highlighting safety achievements, environmental initiatives and operating philosophies which enable us to continue our improvement in these areas.

Our safety record highlights the efforts and dedication of our workforce. Contributing to this achievement is our ongoing Safety Leadership Workshop (SLW) program. Focusing on safety, environmental stewardship and leadership development, SLW has provided a vehicle to review our key



The Noble Corporation management team is led by (left to right) James C. Day, Chairman and Chief Executive Officer, Danny W. Adkins, Senior Vice President – Operations and Engineering (Noble Drilling Corporation), Julie J. Robertson, Senior Vice President – Administration and Corporate Secretary and Mark A. Jackson, Senior Vice President – Finance and Chief Financial Officer.

No one but NOBLE...

leads the industry in commitment to safety, training and employee development.



corporate fundamental paradigms and code of business ethics and conduct, as well as reinforce our commitment to the principle "safety is a value." As SLW V concludes in early 2004, SLW VI – "Leadership Symposium" will bring leadership training to a heightened level at Noble. Mixing topics of strategic planning, business fundamentals, workforce management and personal and interpersonal skills will further reinforce Noble's commitment to our people which is the hallmark of our corporate culture.

In our focus on and commitment to the environment, we continue to lead the industry in voluntary initiatives dedicated to its preservation. In the Gulf of Mexico, we expanded on our greenhouse gas emissions inventory pilot program this year and began a global emissions inventory. This effort is focused on measuring and, subsequently, reducing the volume of greenhouse gas emissions from our rigs. Our "Recycle the Gulf" program, a closed loop recycling program on our rigs located in the U.S. Gulf, has been successful and we look to expand this effort into other operating regions in 2004.

Noble continues to be the leader in the industry where environmental standards are concerned. In 2003, the Company continued to move toward its objective of having all rigs and shorebase operations certified under ISO 14001 environmental management standards. During the year, three drilling units in Mexico, as well as the shorebase operation, were certified under ISO 14001. In Brazil, we obtained certification on one drillship, one semisubmersible and the shorebase operation, and in the Middle East division, four jackups and two shorebase facilities received ISO 14001 certification. Domestically, we

No one but NOBLE...

leads the industry in its commitment to the preservation of the enviroment.



received certification on five semisubmersibles, two jackups and two submersibles, as well as a shorebase facility. At the close of 2003, all marketable drilling units and shorebase facilities in the European, Canadian and U.S. operating divisions had achieved certification pursuant to ISO 14001, with the remainder of all rigs and shorebase operations scheduled to obtain certification by the end of 2004.

In Mexico, we achieved ISM certification on seven jackups during 2003. As of the end of 2003, all rigs and shorebase facilities in Brazil and Mexico had achieved ISM certification.

At Noble, we pride ourselves on providing the most efficient and safe drilling services to our customers, but that would not be possible without our most important asset, our people. Our commitment to our employees, ensuring their safety on the job and preserving the environment in which they live, remains unparalleled.

OPERATIONS

Noble has opportunistically built its asset base through rig conversions, upgrades and acquisitions, principally financed through internally generated funds. In keeping with this strategy, the Company increased its fleet to 57 units in 2003, located in key markets around the globe. In December 2002, we finalized the acquisition of two jackup drilling units from a subsidiary of Schlumberger Limited, the *Noble Roy Rhodes* and the *DHABI II*, and both units are currently under contract in the territorial waters of the United Arab Emirates. In the third quarter of 2003, we finalized the acquisition of two additional jackup units from Schlumberger, the *Noble Gene House* and *Noble Charlie Yester*. The *Noble Gene House*, a MODEC 300C, independent leg, cantilever unit, is currently under contract offshore Qatar and the *Noble Charlie*

Yester, a Marathon LeTourneau 116-C independent leg, cantilever unit, is operating in India.

In June, we entered into option agreements with a subsidiary of A.P. Moeller that give Noble the right to acquire two jackup drilling units, the *Maersk Viking* and *Maersk Valiant*, bringing our fleet to 59 units. The units, both MODEC 300C independent leg, cantilever jackups, are currently operating offshore Iran and our right to acquire the units will commence when the units have completed their current contracts and have mobilized to United Arab Emirates territorial waters.

In our continuous effort to strategically position our drilling units in significant geological regions around the world, five units were mobilized to what we believe will be more promising exploration and development regions in 2003 and early 2004. Three premium jackups, the *Noble Leonard Jones*, *Noble Earl Frederickson* and *Noble Bill Jennings*, were mobilized offshore Mexico in 2003. The rigs commenced contracts for Petroleos Mexicanos S.A. (Pemex) in March, April and August, 2003, respectively. With the addition of these three units, we now operate eight drilling units in Mexico.

The *Noble Carl Norberg* was mobilized from the U.S. Gulf of Mexico to the Mediterranean Sea in December 2003 for a 14-month bareboat charter agreement with Crosco. In January 2004, the *Noble Dick Favor* was mobilized from Brazil to the Middle East. The rig will undergo modifications in the shipyard, with a scheduled availability for work in the second quarter of 2004. We now operate 14 drilling units in the Middle East, India and Mediterranean regions, the most active area in which we work. Noble is the dominant drilling contractor in the area, employing three times the number of rigs as our closest competitor.

No one but NOBLE...

leads the industry in operating performance.*

**in terms of contract drilling margin, operating margin and profit margin.*



Noble Drilling Services Inc. officers William C. (Kurt) Hoffman, Vice President – Marketing, Robert W. (Bill) Rose, Vice President – Eastern Hemisphere Operations and Roger E. Lewis, Vice President – Worldwide Procurement and Asset Management, confer over operational matters.

leads the industry in financial performance.*

**in terms of ROCE, net income and cash flow from operations per share.*



John T. Rynd, Vice President – Investor Relations and Timothy S. Thomasson, Vice President – Tax and Controller, officers of Noble Drilling Services Inc., discuss upcoming investor presentations.

FINANCIAL PERFORMANCE

Noble completed the third best financial year in the Company's history, amidst a sluggish domestic market and a declining dayrate environment. While commodity prices continued to be robust throughout the year, this did not encourage operators to substantially accelerate their drilling programs. This perceived incongruity could be due to the fact that the point at which our customers' drilling prospects become economically viable has risen substantially, mainly attributable to the higher costs and risks associated with finding and developing incremental reserves. However, the Company's focus on maintaining a geographically diverse fleet provided for strong financial results, as we led the offshore sector in earnings per share and return on capital employed for the fourth straight year.

Financial results for 2003 reflected net income of $166.4 million, or $1.25 per diluted share, on revenues of $987.4 million. Net cash provided by operating activities was $365.3 million, making this the sixth consecutive year where our net cash provided by operating activities has exceeded $250 million. While funding $194.4 million for acquisitions and related upgrades, the Company managed to decrease its debt to total capitalization ratio to 21 percent, thus maintaining a strong balance sheet. In 2003, international operations contributed 73 percent of contract drilling revenues and 77 percent of net income.

TECHNOLOGY

Noble continued its efforts to develop and deliver proprietary drilling technologies and services through the Noble Technology Services Division. Noble Technology is composed of four units, with a focus on research and development, software and data management, engineering and project management, and advanced drilling products. We made significant progress during 2003 in the testing and deployment of several of our advanced drilling products and also in expanding its services into international markets.

In 2003, Noble deployed the first full string of its proprietary lightweight alloy riser on the *Noble Leo Segerius* in Brazil. The alloy riser proved to be a cost effective technology to upgrade the water depth capabilities of the rig. Because the alloy riser does not suffer the same sealing effects as conventional steel riser, this product also increased the customer's efficiency in completions work. As a result, the customer was able to perform its completions work through the same string of riser that was used for the drilling activities.



Noble is expanding the engineering efforts on the alloy products to study the use of the technology for other rig based equipment and even production applications. Any opportunity to reduce the weight of facilities and equipment used in deepwater operations will ultimately reduce the cost of development in deeper water depths, thereby increasing opportunities for our assets.

Additionally, Noble drilled a number of wells in 2003 with the Well Director® rotary steerable tool, which was acquired in 2002. Maurer Technology, Noble's research and development unit, has been upgrading the technology to incorporate higher temperature specification electronics, more accurate sensors, more robust mechanical reliability and improved drilling data. Noble believes that once the technology becomes available commercially, it will be one of the preeminent low cost rotary steerable systems in this fast growing market segment. Customer interest remains high and Noble delivered a prototype second generation tool, the *ExpressDrill*, in late 2003. The *ExpressDrill* can be sized as small as 4.75" in order to drill the critical producing portions of reservoirs, and Noble will begin the field trials during 2004.

Noble also delivered eight OptiDrill™ units under an extensive field trial with another service company in 2003. OptiDrill™ utilizes Noble's proprietary DrillSmart™ algorithm for optimizing drilling efficiency. Performance of the system was as expected in the field trials and Noble expects a large increase of OptiDrill™ operating units in 2004.

Triton Engineering, Noble's drilling engineering and project management unit, was awarded projects in new international markets, including the Caspian Sea and India. Triton plans to expand its presence in emerging markets in 2004 as it works to capitalize on its internationally recognized reputation of expertise in well planning and well execution.

Looking ahead to 2004, there are numerous opportunities for Noble Technology to deploy its proprietary technology on Noble's premium drilling assets, as well as in new markets. Noble is committed to maintain its status as the most technologically advanced driller and is focused on tools that drive down drilling costs and greatly increase drilling performance.

leads the industry in asset optimization.

OPERATING LOCATIONS

□ SEMISUBMERSIBLES ◆ DYNAMICALLY POSITIONED DRILLSHIPS

● INDEPENDENT LEG CANTILEVERED JACKUPS △ SUBMERSIBLES ☼ PLATFORMS





Noble Technology Services Division officers Thomas E. Williams, Vice President, and Steven A. Manz, Managing Director, discuss strategy for Noble technology products.



NOBLE LEWIS DUGGER



NOBLE PIET VAN EDE

THE CHAIRMAN'S AWARD

The Chairman's Award is presented annually to the rigs that achieve outstanding results in the areas of health, safety, environment and operations. The winners for 2003 are as follows:

	Western Hemisphere	Eastern Hemisphere
CHAIRMAN'S AWARD	*Noble Lewis Dugger*	*Noble Piet van Ede*
FIRST RUNNER UP	*Noble Gene Rosser*	*Noble Gus Androes*
HONORABLE MENTION	*Noble Tom Jobe*	*Noble Lynda Bossler*

This is the second consecutive year in which the *Noble Piet van Ede* has received the Chairman's Award. As of December 31, 2003, the rig, which is located in the Dutch sector of the North Sea, had worked 2,205 days without an LTI and 1,685 days without a recordable incident. The unit, which is certified under ISO 14001, worked at full utilization during 2003, while recording no downtime. Additionally, all crew members have achieved 100 percent competency under the European Competency Program. The *Noble Lewis Dugger* had worked 2,645 days without an LTI as of December 31, 2003. Located in the Mexican sector of the Gulf of Mexico, the ISM certified unit worked at full utilization during 2003, while experiencing very low downtime.

Congratulations to Cees van Diemen, Area Manager – The Netherlands and Denmark, Gene House, Division Manager – Mexico and the members of their respective teams on this recognition.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Noble's ordinary shares are listed and traded on the New York Stock Exchange under the symbol "NE". The following table sets forth for the periods indicated the high and low sales prices of our ordinary shares:

	High	Low
2003		
First quarter	$ 38.40	$ 31.18
Second quarter	37.80	30.46
Third quarter	36.61	31.37
Fourth quarter	37.46	32.75
2002		
First quarter	$ 41.39	$ 28.36
Second quarter	45.79	38.15
Third quarter	38.70	28.15
Fourth quarter	37.79	30.34

We have not paid any cash dividends on our ordinary shares, and Noble Drilling Corporation did not pay any cash dividends on shares of its common stock since it became a publicly held corporation in October 1985. As a result of the reduction in the U.S. individual tax rates on corporate dividends enacted in 2003 and other economic and market considerations, Noble's board of directors reviews Noble's dividend policy from time to time. To date, we have no current plan to commence the payment of regular dividends on our ordinary shares.

At February 17, 2004, there were 1,564 record holders of ordinary shares.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this annual report, including, without limitation, statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations", regarding our financial position, business strategy, plans and objectives of management for future operations, industry conditions, and indebtedness covenant compliance, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to have been correct. We have identified factors that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include, but are not limited to, the following:

- volatility in crude oil and natural gas prices;
- changes in our customers' drilling programs or budgets due to their own internal corporate events, changes in the markets and prices for oil and gas, or shifts in the relative strengths of various geographic drilling markets brought on by things such as a general economic slowdown, or regional or worldwide recession, any of which could result in deterioration in demand for our drilling services;
- our inability to execute any of our business strategies;
- changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof, including taxing authorities not agreeing with our assessment of the effects of such laws, treaties and regulations;
- cancellation by our customers of drilling contracts or letter agreements or letters of intent for drilling contracts or their exercise of early termination provisions generally found in our drilling contracts;
- intense competition in the drilling industry;
- changes in the rate of economic growth in the U.S. or in other major international economies;
- political and economic conditions in markets where we from time to time operate;
- adverse weather (such as hurricanes and monsoons) and seas;
- operational risks (such as blowouts, fires and loss of production);
- changes in oil and gas drilling technology or in our competitors' drilling rig fleets that could make our drilling rigs less competitive or require major capital investment to keep them competitive;
- costs and effects of unanticipated legal and administrative proceedings;
- cost overruns or delays in shipyard repair, maintenance, conversion or upgrade projects;
- limitations on our insurance coverage or our inability to obtain or maintain insurance coverage at rates and with deductible amounts that we believe are commercially reasonable;
- the discovery of significant additional oil and/or gas reserves or the construction of significant oil and/or gas delivery or storage systems that impact regional or worldwide energy markets;
- requirements and potential liability imposed by governmental regulation of the drilling industry (including environmental regulation);
- acts of war or terrorism;
- significant changes in trade, monetary or fiscal policies worldwide, including changes in interest rates; and
- currency fluctuations between the U.S. dollar and other currencies.

All of the foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. When used in this annual report, the words "believes", "anticipates", "expects", "plans" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

(In thousands, except per share amounts)	Year Ended December 31,				
	2003	2002	2001	2000	1999
Statement of Income Data					
Operating revenues	**$ 987,380**	$ 990,248	$ 1,029,760	$ 898,224	$ 715,598
Net income [1]	**166,416**	209,503	262,922	165,554	84,469
Per share:					
Basic	**$ 1.26**	$ 1.58	$ 1.98	$ 1.24	$ 0.64
Diluted	**1.25**	1.57	1.96	1.22	0.64
Balance Sheet Data (at end of period)					
Cash and Marketable securities [2]	**$ 237,843**	$ 274,134	$ 287,672	$ 177,124	$ 136,837
Property and equipment, net	**2,625,866**	2,471,043	2,149,217	2,095,129	2,049,769
Total assets	**3,189,633**	3,065,714	2,750,740	2,595,531	2,432,324
Long-term debt	**541,907**	589,562	550,131	650,291	730,893
Total debt [3]	**589,573**	670,139	605,561	699,642	790,353
Shareholders' equity	**2,178,425**	1,989,210	1,778,319	1,576,719	1,398,042
Other Data					
Net cash provided by operating activities	**$ 365,308**	$ 445,364	$ 451,046	$ 330,736	$ 277,443
Acquisitions and related capital upgrades	**194,400**	356,854	50,440	58,993	359,021
Other capital expenditures	**112,734**	121,500	89,426	66,206	62,658

(1) The 1999 amount includes a non-recurring restructuring charge of $4,861,000, net of tax, related to early retirement packages offered to a number of domestic employees and the relocation of our Lafayette, Louisiana office to Sugar Land, Texas.

(2) Includes restricted cash of $0, $8,668,000, $9,366,000, $3,889,000 and $4,010,000 at December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(3) Consists of long-term debt and current maturities of long-term debt.

The following discussion is intended to assist you in understanding our financial position as of December 31, 2003 and 2002, and our results of operations for each of the three years in the period ended December 31, 2003. You should read the accompanying consolidated financial statements and their notes in conjunction with this discussion.

BUSINESS ENVIRONMENT

Demand for drilling services depends on a variety of economic and political factors, including worldwide demand for oil and gas, the ability of OPEC to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves.

Our results of operations depend on the levels of activity in offshore oil and gas exploration, development and production in markets worldwide. Historically, oil and gas prices and market expectations of potential changes in these prices have significantly affected that level of activity. Generally speaking, higher oil and natural gas prices or our customers' expectations of higher prices result in a greater demand for our services. These prices are extremely volatile. Despite higher oil prices in 2003 and 2002 as compared to 2001, drilling activity in many international markets, which are influenced more by oil prices than natural gas prices, was generally weaker in 2003 as compared to 2002 and 2001. We believe that operators in international markets have been reluctant to increase drilling activity materially since the latter part of 2002, despite higher oil prices, due to the uncertainty surrounding the world economy and the political conditions in the Middle East (including the military action in Iraq and the efforts to rebuild and restore a functioning government in Iraq) and Nigeria, which contributed to the higher oil prices.

Natural gas prices in the U.S. were higher during 2003 as compared to 2002, as inventory storage has fallen below average historical levels. The decline in natural gas inventory storage is attributable to reduced North American natural gas production. Despite the higher natural gas prices, operators on average have not increased offshore drilling activities. We believe this is due principally to a lack of quality drilling prospects and the uncertainty surrounding the world economy.

Oil companies continue to work through the effects of industry consolidation, which has inhibited capital spending on exploration and development. We expect that further consolidation among our customer base would dampen drilling activity levels in the near term.

We cannot predict the future level of demand for our drilling services or future conditions in the offshore contract drilling industry. Decreases in the level of demand for our drilling services have an adverse effect on our results of operations.

In recent years, we have focused on increasing the number of rigs in our fleet capable of deepwater offshore drilling. We have incorporated this focus into our broader, long-standing business strategy to actively expand our international and offshore deepwater capabilities through acquisitions, rig upgrades and modifications and to deploy assets in important geological areas. We have also increased the number of jackups in key international markets. Since the beginning of 2000, through several acquisitions we have added six jackups to our international fleet, and we have acquired options to purchase two additional jackups.

RESULTS OF OPERATIONS

2003 Compared to 2002

General

Net income for 2003 was $166,416,000, or $1.25 per diluted share, on operating revenues of $987,380,000, compared to net income of $209,503,000, or $1.57 per diluted share, on operating revenues of $990,248,000 for 2002.

Rig Utilization, Operating Days and Average Dayrates

The following table sets forth the average rig utilization, operating days and average dayrates for our rig fleet for 2003 and 2002:

	Average Rig Utilization (1)		Operating Days (2)		Average Dayrate	
	2003	2002	**2003**	2002	**2003**	2002
International (3):						
Jackups	**82%**	97%	**9,620**	8,480	**$ 51,614**	$ 58,149
Semisubmersibles - >6,000' (4)	**100%**	100%	**365**	365	**149,217**	129,472
Semisubmersibles - <6,000' (5)	**95%**	74%	**347**	269	**44,131**	61,882
Drillships	**98%**	86%	**1,071**	938	**75,296**	67,464
Total International	**84%**	95%	**11,403**	10,052	**$ 56,735**	$ 61,708
Domestic (6):						
Jackups	**91%**	86%	**1,144**	2,832	**$ 30,271**	$ 28,723
Semisubmersibles - >6,000' (4)	**87%**	91%	**1,580**	1,667	**120,784**	120,217
Semisubmersibles - <6,000' (5)	**29%**	-	**107**	-	**45,025**	-
Submersibles	**77%**	56%	**613**	435	**20,188**	19,271
Total Domestic	**81%**	84%	**3,444**	4,934	**$ 70,457**	$ 58,802

(1) Information reflects our policy of reporting on the basis of the number of actively marketed rigs in our fleet. Percentages reflect the results of rigs only during the period in which they are owned or operated by us.
(2) Information reflects the number of days that our rigs were operating under contractual terms.
(3) "International" encompasses contract drilling services conducted in the Middle East, Mexico, the North Sea, Brazil, West Africa, India and the Mediterranean Sea.
(4) These units have water depth ratings of 6,000 feet or greater depending on the unit.
(5) These units have water depth ratings less than 6,000 feet.
(6) "Domestic" encompasses contract drilling services conducted in the U.S. Gulf of Mexico.

International Operations

The following table sets forth the operating revenues and direct operating expenses for our international operations for 2003 and 2002:

(In thousands)	Operating Revenues		Direct Operating Expenses	
	2003	2002	**2003**	2002
Contract drilling services	**$646,949**	$620,289	**$380,029**	$325,830
Reimbursables (1)	**19,976**	15,537	**15,695**	13,805
Labor contract drilling services	**28,492**	26,416	**22,642**	20,951
Engineering, consulting and other	**8,779**	11,197	**10,820**	9,907
Total	**$704,196**	$673,439	**$429,186**	$370,493

(1) We record reimbursements from customers for out-of-pocket expenses as revenues and the related direct cost as direct operating expenses. Changes in the amount of these reimbursables do not have a material effect on our financial position, results of operations or cash flows.

Operating Revenues. International contract drilling services revenues increased $26,660,000 due to additional operating days for our jackup rigs in Mexico and the Middle East, and a higher average dayrate and additional operating days in Brazil, partially offset by lower utilization rates on jackup rigs in West Africa and lower average dayrates in the North Sea. The additional operating days in Mexico were attributable to the mobilization of seven rigs to Mexico from the U.S. Gulf of Mexico beginning in September 2002. The mobilization of these jackup rigs was pursuant to our long-standing business strategy of deploying our assets in important geological regions. We believe the long-term financial returns for our jackup rigs will be higher in international regions due to a lack of quality drilling prospects in the U.S. Gulf of Mexico at water depths applicable to these units. As a result, we made the strategic decision to mobilize these units to Mexico for long-term contracts with Petroleos Mexicanos ("Pemex"). The additional operating days in the Middle East were attributable to the operations of the *Noble Roy Rhodes* and *Dhabi II* jackups, which we purchased in December 2002. Operating days increased in Brazil due to the completion of regulatory drydocks on two of our drillships during 2002.

Demand in the West Africa region began to decline in the latter part of 2002 due to political unrest attributable to elections and strikes. Although this unrest declined towards the end of 2003, demand did not improve as our customers were in the process of obtaining approval for projects from the government-affiliated oil companies. Due to geology which is favorable for offshore exploration and production, we believe that prospects for drilling activity in the West Africa region are good and that our operations in the region will provide financial returns over time which are comparable to other key international regions, and consistent with returns in the West Africa region in the years immediately preceding the rise in political unrest in 2002. As a result, we elected to keep our jackup rigs in this market during 2003 and currently.

We believe the gradual maturing of the North Sea basin contributed to the decrease in average dayrates in the North Sea. We also believe that any improvement in dayrates in this region will be driven by the independent operators, who historically have been more aggressive than major oil and gas companies in developing smaller reserve targets. The average dayrates on our *Noble Paul Wolff* semisubmersible and three drillships in Brazil increased from 2002 due to the receipt of performance bonuses for reducing operational downtime.

Labor contract drilling services revenues increased $2,076,000 as a result of foreign exchange fluctuation due in large part to our operations in Canada on the Hibernia project. We are paid for that work in Canadian dollars, and the Canadian dollar was stronger in 2003 as compared to the U.S. dollar. In addition, contractual provisions covering the Hibernia project allowed for increases in the labor, maintenance and administrative portions of the dayrate on the Hibernia project during 2003. These increases were partially offset by lower utilization on two of our North Sea labor contracts. International engineering, consulting and other revenues decreased $2,418,000 due to reduced activity on an engineering services engagement in the North Sea, partially offset by additional project management engagements performed by our Triton Engineering Services Company ("Triton") subsidiary.

Direct operating expenses. Direct operating expenses for our international contract drilling services increased $54,199,000 due to the additional operating days in Mexico, the Middle East and Brazil, and labor increases in all regions. In addition, these expenses increased due to stacked costs on two jackups we acquired in the Middle East during 2003, and the costs to mobilize one jackup rig to the Middle East from Brazil and one jackup rig to the Mediterranean Sea from the U.S. Gulf of Mexico. These increases were partially offset by lower insurance costs. We did not reduce our operating expenses in West Africa significantly during 2003 even though we experienced fewer operating days there, because we maintained a standard crew size on stacked units in order to perform repairs, maintenance, and asset preservation work.

Direct operating expenses for our international labor contract drilling services increased $1,691,000 due to the stronger Canadian dollar and higher labor, maintenance and administrative costs related to our Hibernia project in Canada, partially offset by lower utilization on two of our North Sea labor contracts. International engineering, consulting and other direct operating expenses increased $913,000 due to additional project management engagements performed by Triton and the testing and development of our Well Director™ automatic rotary steerable drilling system, partially offset by reduced activity on an engineering services engagement in the North Sea.

Domestic Operations

The following table sets forth the operating revenues and direct operating expenses for our domestic operations for 2003 and 2002:

(In thousands)	Operating Revenues		Direct Operating Expenses	
	2003	2002	**2003**	2002
Contract drilling services	**$242,654**	$290,130	**$125,009**	$162,799
Reimbursables (1)	**24,238**	10,646	**23,329**	9,253
Engineering, consulting and other	**16,292**	16,033	**17,429**	17,961
Total	**$283,184**	$316,809	**$165,767**	$190,013

(1) We record reimbursements from customers for out-of-pocket expenses as revenues and the related direct cost as direct operating expenses. Changes in the amount of these reimbursables do not have a material effect on our financial position, results of operations or cash flows.

Operating Revenues. Domestic contract drilling services revenues decreased $47,476,000 due to fewer operating days on our domestic jackup rigs following the mobilization of seven rigs from the U.S. Gulf of Mexico to Mexico beginning in September 2002, and lower utilization on our semisubmersibles. The mobilization of these jackup rigs was pursuant to our long-standing business strategy of deploying our assets in important geological regions as described earlier. Although we continue to evaluate opportunities to mobilize one or more of our semisubmersibles from the U.S. Gulf of Mexico to international regions, we believe the drilling prospects in the U.S. Gulf of Mexico for semisubmersibles should improve. We believe the decline in demand for these units in 2003 was attributable more to uncertainty with the world economy than a lack of quality drilling prospects.

Domestic engineering, consulting and other revenues increased $259,000 due to additional revenue from interests in deepwater oil and gas properties, which began producing during the latter part of 2002, and revenue earned by the *Noble Homer Ferrington* semisubmersible while the unit was not operating, pursuant to its long-term contract. These increases were partially offset by fewer projects undertaken by our Maurer Technology Incorporated ("Maurer") subsidiary.

Direct Operating Expenses. Direct operating expenses for our domestic contract drilling services decreased $37,790,000 due to the fewer operating days on our domestic jackup rigs and lower insurance costs as we incurred no hull and machinery claims during 2003, partially offset by an increase in direct operating expenses due to the activation of the *Noble Lorris Bouzigard* and *Noble Therald Martin* semisubmersibles during 2003. Domestic engineering, consulting and other direct operating expenses decreased $532,000 due to lower research and development costs in 2003 by our Noble Engineering & Development Limited ("NED") subsidiary and fewer research projects undertaken by Maurer, partially offset by operating costs from our interests in deepwater oil and gas properties.

Other Items

Depreciation and Amortization Expense. Depreciation and amortization expense increased $22,973,000 due to the acquisition of the *Dhabi II* and *Noble Roy Rhodes* international jackup rigs in December 2002, the acquisition of the *Noble Gene House* and *Noble Charlie Yester* international jackup rigs in July 2003 and September 2003, respectively, and the activation of the *Noble Lorris Bouzigard* and *Noble Therald Martin* domestic semisubmersibles in March 2003 and November 2003, respectively, following each unit's upgrade.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $305,000 due to nonrecurring professional fees and filing fees incurred during the first half of 2002 related to our corporate restructuring. This decrease was partially offset by unrealized gains in 2002 on the assets in the Rabbi Trust for the Noble Drilling Corporation 401(k) Savings Restoration Plan, which increased the related liability for the plan in 2003, and higher pension expense in 2003 due to a lower discount rate and assumed long-term rate of return on plan assets for 2003.

Gain on Sale of Property and Equipment. Gain on sale of property and equipment decreased by $2,436,000 due to a gain in 2002 of $5,908,000 on the sale of our interest in one of our deepwater oil and gas properties to Pioneer Natural Resources USA, Inc. for $6,200,000 in cash and the assumption of liabilities related to our share of drilling and development costs on this property. In 2003, we sold our interest in another deepwater oil and gas property to ENI Petroleum for $5,200,000 in cash. We realized a gain of $3,472,000 upon the sale of our interest in this property.

Interest Expense. Interest expense decreased $2,331,000 due to the continued retirement of higher interest rate debt in 2003. We made payments of long-term debt totaling $80,580,000 in 2003.

Other, net. Income reported in Other, net increased $3,747,000 as 2002 included a realized loss of $9,758,000 on an investment in marketable equity securities resulting from a decline in value considered by management to be other than temporary. The 2002 loss was offset by interest income earned on our cash and marketable securities and equity in income of joint ventures. In 2003, interest income on our cash and marketable securities decreased $2,007,000 from 2002 as our average balance in these investments was approximately $47,000,000 lower than 2002, which was compounded by a 30 percent decrease in our average yield on these investments.

Income Tax Provision. Income tax provision decreased $13,254,000 due to lower pre-tax earnings and a lower effective tax rate. The effective tax rate was 11 percent in 2003 compared to 14 percent in 2002. The lower effective tax rate in 2003 was a result of our corporate restructuring in April 2002 and a higher percentage of our pretax earnings being derived from our international operations, which generally have lower effective tax rates than our domestic operations.

2002 Compared to 2001

General

Net income for 2002 was $209,503,000, or $1.57 per diluted share, on operating revenues of $990,248,000, compared to net income of $262,922,000, or $1.96 per diluted share, on operating revenues of $1,029,760,000 for 2001.

Rig Utilization, Operating Days and Average Dayrate

The following table sets forth the average rig utilization, operating days and average dayrate for our offshore fleet for 2002 and 2001:

(In thousands)	Average Rig Utilization (1)		Operating Days (2)		Average Dayrate	
	2002	2001	2002	2001	2002	2001
International (3):						
Jackups	97%	90%	8,480	7,125	$ 58,149	$ 51,579
Semisubmersibles - >6,000′ (4)	100%	100%	365	365	129,472	139,492
Semisubmersibles - <6,000′ (5)	74%	70%	269	256	61,882	74,997
Drillships	86%	89%	938	972	67,464	59,935
Total International	95%	90%	10,052	8,718	$ 61,708	$ 56,879
Domestic (6):						
Jackups	86%	89%	2,832	3,355	$ 28,723	$ 51,608
Semisubmersibles - >6,000′ (4)	91%	96%	1,667	1,743	120,217	140,400
Semisubmersibles - <6,000′ (5)	–	–	–	–	–	–
Submersibles	56%	86%	435	937	19,271	34,384
Total Domestic	84%	90%	4,934	6,035	$ 58,802	$ 74,578

(1) Information reflects our policy of reporting on the basis of the number of actively marketed rigs in our fleet. Percentages reflect the results of rigs only during the period in which they are owned or operated by us.
(2) Information reflects the number of days that our rigs were operating under contractual terms.
(3) "International" encompasses contract drilling services conducted in the Middle East, Mexico, the North Sea, Brazil, West Africa, and India.

(4) These units have water depth ratings of 6,000 feet or greater depending on the unit.
(5) These units have water depth ratings less than 6,000 feet.
(6) "Domestic" encompasses contract drilling services conducted in the U.S. Gulf of Mexico.

International Operations

The following table sets forth the operating revenues and direct operating expenses for our international operations for 2002 and 2001:

(In thousands)	Operating Revenues		Direct Operating Expenses	
	2002	2001	2002	2001
Contract drilling services	$620,289	$495,870	$325,830	$266,773
Reimbursables [1]	15,537	16,991	13,805	16,508
Labor contract drilling services	26,416	31,292	20,951	25,745
Engineering, consulting and other	11,197	11,393	9,907	7,491
Total	$673,439	$555,546	$370,493	$316,517

(1) We record reimbursements from customers for out-of-pocket expenses as revenues and the related direct cost as direct operating expenses. Changes in the amount of these reimbursables do not have a material effect on our financial position, results of operations or cash flows.

Operating Revenues. International contract drilling services revenues increased $124,419,000 due to higher average dayrates for jackups in the North Sea, the Middle East and West Africa and additional operating days for jackups in Mexico and the Middle East. We believe the higher average dayrates were attributable to an increase in demand for our drilling rigs by our customers, driven by higher crude oil prices in 2002 than in 2001. Our semisubmersible in Brazil did not realize a similar increase in dayrate because this unit was operating under a long-term contract entered into prior to 2002. The average dayrate on our drillships in Brazil increased due to a contract renewal on one unit at a dayrate approximately 80 percent higher than the previous dayrate. The previous contract was in effect at the time we acquired this unit in 1996. Our semisubmersible in Brazil realized a lower average dayrate in 2002 due to the receipt of lower performance bonuses in 2002 than in 2001.

The additional operating days in Mexico were attributable to the mobilization of four jackup rigs to Mexico from the U.S. Gulf of Mexico for long-term contracts beginning in September 2002. During 2001, we mobilized one jackup rig from the U.S. Gulf of Mexico to the Middle East, which contributed to the increase in operating days. In addition, we realized additional operating days in the Middle East on another jackup rig which resumed operations after suffering damage during a tow in 2001.

International labor contract drilling services revenues decreased $4,876,000 due to fewer equipment rentals on the Hibernia Project in Canada and lower utilization on our North Sea labor contracts. International engineering, consulting and other revenues decreased $196,000 due to a reduction in equipment fabrication services in the North Sea, partially offset by an additional engineering services contract in the North Sea and the expansion of our technology initiative to certain international markets during 2002.

Direct Operating Expenses. Direct operating expenses for our international contract drilling services increased by $59,057,000 due to the additional operating days in Mexico and the Middle East, higher labor costs in all of our operating regions due to compensation increases, and higher insurance costs. Direct operating expenses for our international labor contract drilling services decreased $4,794,000 due to fewer equipment rentals on the Hibernia Project in Canada and lower utilization on our North Sea labor contracts. International engineering, consulting and other direct operating expenses increased $2,416,000 due to the expansion of our technology initiative to certain international markets during 2002 and the additional engineering services contract in the North Sea, partially offset by the reduction in equipment fabrication services in the North Sea.

Domestic Operations

The following table sets forth the operating revenues and direct operating expenses for our domestic operations for 2002 and 2001:

(In thousands)	Operating Revenues		Direct Operating Expenses	
	2002	2001	2002	2001
Contract drilling services	$290,130	$450,079	$162,799	$164,991
Reimbursables [1]	10,646	12,131	9,253	10,923
Engineering, consulting and other	16,033	12,004	17,961	10,170
Total	$316,809	$474,214	$190,013	$186,084

(1) We record reimbursements from customers for out-of-pocket expenses as revenues and the related direct cost as direct operating expenses. Changes in the amount of these reimbursables do not have a material effect on our financial position, results of operations or cash flows.

Operating Revenues. Domestic contract drilling services revenues decreased $159,949,000, as soft market conditions in the U.S. Gulf of Mexico resulted in lower average dayrates and lower utilization. The average dayrate for one of our semisubmersibles, the *Noble Paul Romano*, decreased approximately 30 percent due to completion of a long-term contract in December 2001. The contract commenced in December 1998. In addition, we moved four jackup rigs out of the U.S. Gulf of Mexico for long-term contracts in Mexico during the latter part of 2002. Domestic engineering, consulting and other revenues increased $4,029,000 due to additional revenue from interests in deepwater oil and gas properties, which began producing during 2002, and a significant project management engagement by our Triton subsidiary, partially offset by fewer of our NED subsidiary's Noble DrillSmart System™ units on third-party rigs.

Direct Operating Expenses. Direct operating expenses for our domestic contract drilling services decreased $2,192,000 due to the mobilization of four jackup rigs out of the U.S. Gulf of Mexico for long-term contracts in Mexico during the latter part of 2002, partially offset by higher insurance costs. Domestic engineering, consulting and other direct operating expenses increased by $7,791,000 due to a significant project management engagement by Triton and operating costs from our interests in deepwater oil and gas properties, partially offset by fewer of our NED's Noble DrillSmart System™ units on third-party rigs.

Other Items

Depreciation and Amortization Expense. Depreciation and amortization expense increased $6,579,000 due to various capital upgrades to our rig fleet and the acquisition in August 2001 of the remaining 50 percent equity interest in the joint venture that owned the *Noble Julie Robertson*. As a result of this acquisition, the results of operations of the *Noble Julie Robertson* are included in our Consolidated Statements of Income from the purchase date. Prior to that date, the investment was accounted for under the equity method.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2,642,000 due primarily to non-recurring professional fees and filing fees incurred in 2002 related to our corporate restructuring.

Gain on Sale of Property and Equipment. We realized a gain in 2002 of $5,908,000 on the sale of our interest in one of our deepwater oil and gas properties to Pioneer Natural Resources USA, Inc. for $6,200,000 in cash and the assumption of liabilities related to our share of drilling and development costs on this property.

Interest Expense. Interest expense decreased $5,130,000 due to the continued retirement of higher interest rate debt in 2002. We made payments of long-term debt totaling $60,772,000 in 2002. During 2002, we borrowed $125,000,000 on our credit facility. However, the average interest rate on this borrowing was lower than the average interest rate on our other debt.

Other, net. Income in Other, net decreased $9,547,000 due to recognition of a realized loss of $9,758,000 in 2002 on an investment in marketable equity securities resulting from a decline in value considered by management to be other than temporary. We also realized a $400,000 loss on the purchase and retirement in 2002 of $5,000,000 principal amount of our 7.50% Senior Notes due 2019. These 2002 losses were partially offset by interest income earned on our cash and marketable securities and equity in income of joint ventures. In 2001, we reported a $1,520,000 loss on the purchase and retirement of $43,305,000 principal amount of our 7.50% Senior Notes. In addition, interest income was lower in 2002 due to a lower average yield earned on our cash balances and investments in marketable securities as compared to 2001.

Income Tax Provision. Income tax provision decreased $51,728,000 due to lower pre-tax earnings and a lower effective tax rate. The effective tax rate was 14 percent in 2002 compared to 25 percent in 2001. The lower effective tax rate in 2002 was a result of a higher percentage of our pretax earnings being derived from international operations, which generally have lower effective tax rates than our domestic operations, and the tax benefits attributable to our corporate restructuring.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal capital resource in 2003 was net cash provided by operating activities of $365,308,000, which compared to $445,364,000 and $451,046,000 in 2002 and 2001, respectively. At December 31, 2003, we had cash and cash equivalents of $139,467,000, marketable debt securities totaling $88,918,000, and approximately $55,521,000 of funds available under our bank credit facility. We had working capital, including cash, of $177,936,000 and $196,836,000 at December 31, 2003 and 2002, respectively. Total debt as a percentage of total debt plus shareholders' equity was 21 percent at December 31, 2003 and 25 percent at December 31, 2002.

We did not repurchase any of our ordinary shares during 2003. During 2002, we repurchased 1,055,000 of our ordinary shares at a total cost of $33,966,000. During 2001, we repurchased 2,282,000 shares of Noble Drilling Corporation ("Noble Drilling") common stock at a total cost of $76,197,000. Additional repurchases, if any, may be made on the open market or in private transactions at prices determined by us.

We did not sell any put options covering our ordinary shares during 2003. During 2002, we sold put options covering an aggregate of 1,300,000 of our ordinary shares in private transactions at an average price paid to us of $2.81 per option. Of the 1,300,000 options sold during 2002, 300,000 expired unexercised and 400,000 were exercised during 2002, which resulted in 600,000 options outstanding at December 31, 2002. All of these options had expired unexercised as of March 4, 2003. As of December 31, 2003, we have no purchase requirements with regard to any put options previously sold by us.

These share repurchases and sales of put options were effected pursuant to the share repurchase program which our board of directors authorized and adopted and which we announced on January 31, 2002. The program authorization covers an aggregate of 15,000,000 ordinary shares. As of February 15, 2004, 10,249,000 shares remained available under this authorization.

In 2003 we made total fundings of $22,155,000 to our domestic and international pension plans, including a discretionary funding of $17,100,000 during the fourth quarter. This discretionary funding did not have a material impact on our 2003 selling, general and administrative expenses, but it reduced our unfunded pension liability. During 2002 and 2001, we made fundings totaling $5,327,000 and $3,828,000, respectively, to our plans. We expect fundings in 2004 to approximate $5,000,000.

Capital Expenditures

Capital expenditures totaled $307,134,000 and $478,354,000 for 2003 and 2002, respectively. Capital expenditures during 2003 included capital upgrades to certain semisubmersibles of $108,100,000, the exercise prices of options to purchase the *Noble Gene House* (formerly *Trident 19*) and *Noble Charlie Yester* (formerly *Trident 18*) jackup rigs for $25,200,000 and $32,900,000, respectively, and the acquisition of options for $28,200,000 to purchase two additional jackup rigs from a subsidiary of A.P. Moeller. Capital expenditures during 2002 included the purchase of two semisubmersible drilling rigs, two baredeck hulls and two jackup drilling rigs for $171,000,000 in the aggregate, as well as options to purchase two additional jackup rigs for $24,900,000, $14,400,000 paid in connection with the acquisition of rotary steerable tools and WELLDONE Engineering GmbH, and capital upgrades to certain semisubmersibles of $146,554,000 (including the two acquired in 2002). In addition, deferred repair and maintenance expenditures totaled $36,984,000 and $42,771,000 for 2003 and 2002, respectively. We expect that our capital expenditures and deferred repair and maintenance expenditures for 2004 will aggregate approximately $190,000,000 and $55,000,000, respectively, including $61,800,000 for the exercise of the options to purchase the two additional jackup drilling rigs. We had no joint venture fundings in 2003 and anticipate none in 2004. For more information on acquisitions, see Note 3 of our accompanying consolidated financial statements. For information on deferred repair and maintenance expenditures and joint venture fundings, see Notes 1 and 6 of our accompanying consolidated financial statements.

In connection with several projects, we have entered into agreements with various vendors to purchase or construct property and equipment that generally have long lead times for delivery in connection with several projects. If we do not proceed with any particular project, we may either seek to cancel outstanding purchase commitments related to that project or complete the purchase of the property and equipment. Any equipment purchased for a project on which we do not proceed would be used, where applicable, as capital spares for other units in our fleet. If we cancel any of the purchase commitments, the amounts ultimately paid by us, if any, would be subject to negotiation. As of December 31, 2003, we had approximately $25,600,000 of outstanding purchase commitments related to these projects, which are included in the projected 2004 capital expenditure and deferred repair and maintenance amounts above.

Certain projects currently under consideration could require, if they materialize, capital expenditures or other cash requirements not included in the 2004 budget. In addition, we will continue to evaluate acquisitions of drilling units from time to time. Factors that could cause actual project capital expenditures to materially exceed the planned capital expenditures include delays and cost overruns in shipyards, shortages of equipment, latent damage or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions, and changes in design criteria or specifications during repair or construction.

Credit Facilities and Long-Term Debt

Noble Drilling has in place a $200,000,000 bank credit agreement (the "Credit Agreement"), which extends through May 30, 2006. In connection with our restructuring, Noble Corporation ("Noble") and its wholly-owned subsidiary, Noble Holding (U.S.) Corporation, have unconditionally guaranteed the performance of Noble Drilling under the Credit Agreement. As of December 31, 2003, we had outstanding borrowings and outstanding letters of credit of $125,000,000 and $19,479,000, respectively, under the Credit Agreement, with $55,521,000 remaining available thereunder. Additionally, as of December 31, 2003, we had other letters of credit of $26,166,000 and $40,402,000 of performance and customs bonds that had been supported by surety bonds.

At December 31, 2003, our debt had decreased to $589,573,000, including current maturities of $47,666,000, due to paydowns on our project financing debt during 2003 of $80,580,000. At December 31, 2003 and 2002, we had no off-balance sheet debt. For additional information on long-term debt, see Note 7 to our accompanying consolidated financial statements.

We believe that our cash and cash equivalents, net cash provided by operating activities, available borrowings under lines of credit, and access to other financing sources will be adequate to meet our anticipated short-term and long-term liquidity requirements, including capital expenditures and scheduled debt repayments.

Summary of Contractual Cash Obligations and Commitments

The following table summarizes our contractual cash obligations and commitments at December 31, 2003 (dollar amounts are in thousands):

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Cash Obligations					
Long-Term Debt	$ 589,573	$ 47,666	$ 147,603	$ 19,964	$ 374,340
Operating Leases	16,091	2,060	3,470	3,142	7,419
Pension Fundings	5,000	5,000	-	-	-
Purchase Commitments	25,600	25,600	-	-	-
Total Contractual Cash Obligations	$ 636,264	$ 80,326	$ 151,073	$ 23,106	$ 381,759

	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less than 1 year	1-3 years	3-5 years	Over 5 years
Other Commercial Commitments					
Letters of Credit	$ 45,645	$ 41,519	$ 4,126	$ -	$ -
Surety Bonds	40,402	20	35,167	5,215	-
Total Commercial Commitments	$ 86,047	$ 41,539	$ 39,293	$ 5,215	$ -

CORPORATE RESTRUCTURING

On April 30, 2002, Noble became the successor to Noble Drilling as part of the internal corporate restructuring of Noble Drilling and its subsidiaries approved by stockholders of Noble Drilling. The restructuring was accomplished through the merger of an indirect, wholly-owned subsidiary of Noble Drilling into Noble Drilling. Noble Drilling was the surviving entity in the merger and is now an indirect, wholly-owned subsidiary of Noble. In addition, as a result of the merger, all of the outstanding shares of common stock (and the related preferred stock purchase rights) of Noble Drilling were exchanged for ordinary shares (and related preferred share purchase rights) of Noble. We accounted for the restructuring as a reorganization of entities under common control. Consequently, the consolidated amounts of assets, liabilities and shareholders' equity did not change as a result of the restructuring.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. Critical accounting policies and estimates that most significantly impact our consolidated financial statements are those related to our property and equipment, impairment of long-lived assets, insurance reserves, revenue recognition and income taxes.

Property and Equipment

Property and equipment is stated at cost, reduced by provisions to recognize economic impairment in value when management determines that such impairment has occurred. Major replacements and improvements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the gain or loss is recognized. Repair and maintenance costs are generally charged to expense as incurred; however, overhauls related to large-scale maintenance projects are deferred when incurred and amortized into contract drilling expense over a 36-month period. Drilling equipment and facilities are depreciated using the straight-line method over the estimated useful lives as of the in-service date or date of major refurbishment. Estimated useful lives of our drilling equipment range from three to twenty-five years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to twenty years.

Impairment of Long-lived Assets

We evaluate the realization of our long-lived assets, including property and equipment and goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate goodwill on at least an annual basis. An impairment loss on our property and equipment exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value. Prior to an impairment loss being recognized, an independent appraisal would be performed to determine the asset's estimated fair value. An impairment loss on our goodwill exists when the carrying amount of the goodwill exceeds its implied fair value, as determined pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. No impairment losses were recorded on our property and equipment or goodwill balances during the years ended December 31, 2003, 2002 and 2001.

However, on March 31, 2002, we recognized an impairment loss of $9,758,000 on an investment in equity securities resulting from a decline in value considered by management to be other than temporary. There were no other impairment losses during the years ended December 31, 2003, 2002 and 2001.

Insurance Reserves

We maintain insurance coverage against certain marine liabilities, including liability for physical damage to our drilling rigs and personal injury to our drilling crews. Our marine package policy insures us for physical damage to our drilling rigs up to the fair value of each rig. During 2003, we retained the first $10,000,000 per occurrence under this policy. Our protection and indemnity policy, which insures us for personal injury to our drilling crews, had a standard deductible of $100,000 per occurrence during 2003. In addition, we retained $7,250,000 of claims in the aggregate beyond the standard deductible. We accrue for these deductibles during the year and the insurance retention reserve is adjusted based on our actual claims losses during the year.

Revenue Recognition

Revenues generated from our dayrate-basis drilling contracts, labor contracts, and engineering services and project management engagements are recognized as services are performed. We may receive lump-sum fees for the mobilization of equipment and personnel. The net of mobilization fees received and costs incurred to mobilize an offshore rig from one market to another is recognized over the term of the related drilling contract. Costs incurred to relocate drilling units to more promising geographic areas in which a contract has not been secured are expensed as incurred. Lump-sum payments received from customers relating to specific contracts are deferred and amortized to income over the term of the drilling contract.

Income Taxes

Noble is a Cayman Islands company. The Cayman Islands does not impose corporate income taxes. Consequently, income taxes have been provided based on the laws and rates in effect in the countries in which operations are conducted, or in which Noble and/or its subsidiaries are considered resident for income tax purposes. Applicable U.S. and foreign income and withholding taxes have not been provided on undistributed earnings of Noble's subsidiaries. We do not intend to repatriate such undistributed earnings for the foreseeable future except for distributions upon which incremental income and withholding taxes would not be material. In certain circumstances, we expect that, due to changing demands of the offshore drilling markets and the ability to redeploy our offshore drilling units, certain of such units will not reside in a location long enough to give rise to future tax consequences. As a result, no deferred tax liability has been recognized in these circumstances. Should our expectations change regarding the length of time an offshore drilling unit will be used in a given location, we will adjust deferred taxes accordingly. Our recognition of a deferred tax liability in these circumstances would not have had a material effect on our results of operations for 2003, 2002 or 2001, and would have had no effect on our liquidity or our cash flows.

For additional information on our accounting policies, see Note 1 to our accompanying consolidated financial statements.

ACCOUNTING PRONOUNCEMENTS

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 expands existing accounting guidance and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. The remaining provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Our adoption of these remaining provisions of FIN 45 on January 1, 2003 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a company to consolidate a variable interest entity, as defined, when the company will absorb a majority of the variable interest entity's expected losses or receive a majority of the variable interest entity's expected residual returns. FIN 46 also requires certain disclosures relating to consolidated variable interest entities and unconsolidated variable interest entities in which a company has a significant variable interest. In December 2003, the FASB issued FIN 46-R, which amended the effective date of FIN 46 other than for variable interest entities which are special purpose entities created prior to February 1, 2003. Pursuant to FIN 46-R, except for special purpose entities, the consolidation and disclosure provisions of FIN 46 are effective for reporting periods ending after March 15, 2004. The disclosure and consolidation provisions of FIN 46 apply immediately to special purpose entities. We do not expect to consolidate our equity interest in our Noble Crosco Drilling Ltd. joint venture under the provisions of FIN 46-R, and therefore we do not expect our adoption of FIN 46-R to have a material impact on our consolidated results of operations, cash flows or financial position. For additional information on our Noble Crosco Drilling Ltd. joint venture, see Note 6 to our accompanying consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 affects the classification of certain freestanding instruments, including mandatory redeemable instruments, financial instruments to repurchase an entity's own equity instruments, and financial instruments that embody unconditional obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on a fixed monetary amount known at inception or an event trigger other than changes in its own equity instruments. SFAS 150 is generally effective for all such financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. In October 2003, the FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. Those provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on a parent company's financial statements in certain situations, including when a finite-lived entity is consolidated. Our adoption of all currently required provisions of SFAS 150 in 2003 did not have a material impact on our consolidated results of operations, cash flows or financial position. We do not expect our adoption of the remaining provisions of SFAS 150 will have a material impact on our consolidated results of operations, cash flows or financial position.

In December 2003, the FASB issued SFAS 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132* ("SFAS 132 (revised 2003)"). SFAS 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. SFAS 132 (revised 2003) does not change the measurement or recognition of those plans required by SFAS No. 87, *Employer's Accounting for Pensions*, SFAS No. 88, *Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and SFAS No. 106, *Employer's Accounting for Postretirement Benefits Other than Pensions*. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new disclosures are effective for fiscal periods ending after December 15, 2003, with a delayed effective date until fiscal years ending after June 15, 2004 for certain disclosures regarding foreign plans. See Note 12 to our accompanying consolidated financial statements for the new disclosures required to be adopted by us as of December 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential for loss due to a change in the value of a financial instrument as a result of fluctuations in interest rates, currency exchange rates or equity prices. We own investments in both marketable equity and debt securities. To mitigate the risk of losses, these investments are marked to market and are monitored by management to assure compliance with policies established by the Company. A portion of the marketable equity securities we own, consisting primarily of interests in mutual funds, are held by a Rabbi Trust established and maintained by us in connection with the Noble Drilling Corporation 401(k) Savings Restoration Plan. Any decrease in the fair value of these investments would result in a comparable decrease in the deferred compensation plan obligation and would not materially affect our consolidated results of operations, cash flows or financial position.

We are subject to market risk exposure related to changes in interest rates on our Credit Agreement. Interest on our Credit Agreement is at an agreed upon percentage point spread from LIBOR. At December 31, 2003, there were $125,000,000 of outstanding borrowings under our Credit Agreement. An immediate change of one percent in the interest rate would cause a $1,250,000 change in interest expense on an annual basis.

We conduct business internationally; however, a substantial majority of the value of our foreign transactions are denominated in U.S. Dollars. With minor exceptions, we structure our drilling contracts in U.S. Dollars to mitigate our exposure to fluctuations in foreign currencies. Other than trade accounts receivable and trade accounts payable, which mostly offset each other, we do not currently have any significant assets, liability or financial instruments that are sensitive to foreign currency rates.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Noble Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of shareholders' equity and of comprehensive income present fairly, in all material respects, the financial position of Noble Corporation and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Houston, Texas
January 29, 2004

CONSOLIDATED BALANCE SHEETS

(In thousands)	December 31, 2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 139,467**	$ 192,509
Restricted cash	**-**	8,668
Investments in marketable securities	**98,376**	72,957
Accounts receivable	**149,235**	164,613
Inventories	**4,086**	3,628
Prepaid expenses	**11,809**	6,595
Other current assets	**18,986**	16,673
Total current assets	**421,959**	465,643
PROPERTY AND EQUIPMENT		
Drilling equipment and facilities	**3,454,163**	3,153,509
Other	**64,591**	63,296
	3,518,754	3,216,805
Accumulated depreciation	**(892,888)**	(745,762)
	2,625,866	2,471,043
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES	**19,868**	22,538
OTHER ASSETS	**121,940**	106,490
	$3,189,633	$ 3,065,714
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term debt	**$ 47,666**	$ 80,577
Accounts payable	**87,178**	64,783
Accrued payroll and related costs	**48,511**	51,125
Taxes payable	**31,734**	30,144
Interest payable	**9,384**	10,089
Other current liabilities	**19,550**	32,089
Total current liabilities	**244,023**	268,807
LONG-TERM DEBT	**541,907**	589,562
DEFERRED INCOME TAXES	**213,357**	206,351
OTHER LIABILITIES	**18,201**	17,488
COMMITMENTS AND CONTINGENCIES (Note 13)	**-**	-
MINORITY INTEREST	**(6,280)**	(5,704)
	1,011,208	1,076,504
SHAREHOLDERS' EQUITY		
Ordinary Shares-par value $0.10 per share; 400,000 shares authorized and 133,894 issued and outstanding in 2003; 400,000 shares authorized, 133,534 issued and outstanding in 2002	**13,389**	13,353
Capital in excess of par value	**915,240**	905,865
Retained earnings	**1,306,888**	1,140,472
Treasury stock, at cost	**(49,121)**	(51,317)
Restricted stock (unearned compensation)	**(7,981)**	(12,871)
Accumulated other comprehensive income (loss)	**10**	(6,292)
	2,178,425	1,989,210
	$3,189,633	$ 3,065,714

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	Year Ended December 31, 2003	2002	2001
OPERATING REVENUES			
Contract drilling services	$ 889,603	$ 910,419	$ 945,949
Reimbursables	44,214	26,183	29,122
Labor contract drilling services	28,492	26,416	31,292
Engineering, consulting and other	25,071	27,230	23,397
	987,380	990,248	1,029,760
OPERATING COSTS AND EXPENSES			
Contract drilling services	505,038	488,629	431,764
Reimbursables	39,024	23,058	27,431
Labor contract drilling services	22,642	20,951	25,745
Engineering, consulting and other	28,249	27,868	17,661
Depreciation and amortization	148,127	125,154	118,575
Selling, general and administrative	26,634	26,939	24,297
Gain on sale of property and equipment	(3,472)	(5,908)	–
	766,242	706,691	645,473
OPERATING INCOME	221,138	283,557	384,287
OTHER INCOME (EXPENSE)			
Interest expense	(40,291)	(42,622)	(47,752)
Other, net	6,137	2,390	11,937
INCOME BEFORE INCOME TAXES	186,984	243,325	348,472
INCOME TAX PROVISION	(20,568)	(33,822)	(85,550)
NET INCOME	$ 166,416	$ 209,503	$ 262,922
NET INCOME PER SHARE:			
Basic	$ 1.26	$ 1.58	$ 1.98
Diluted	1.25	1.57	1.96

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 166,416**	$ 209,503	$ 262,922
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**148,127**	125,154	118,575
Deferred income tax provision	**4,376**	16,870	56,062
Deferred repair and maintenance amortization	**34,463**	29,315	22,927
Loss (gain) on sales of marketable securities	**382**	168	(8)
Equity in (income) loss of joint ventures	**(2,307)**	(1,780)	1,153
Compensation expense from stock-based plans	**4,627**	4,878	4,110
Recognized loss on impairment of investment	**-**	9,758	-
Gain on sale of interest in deepwater oil and gas properties	**(3,472)**	(5,908)	-
Loss on debt repurchases	**-**	400	1,520
Discretionary pension funding	**(17,100)**	-	-
Other	**1,518**	3,523	1,435
Other changes in current assets and liabilities, net of acquired working capital:			
Accounts receivable	**15,378**	4,395	7,781
Other current assets	**(12,081)**	4,942	(12,202)
Accounts payable	**22,400**	14,509	(22,195)
Other current liabilities	**2,581**	29,637	8,966
Net cash provided by operating activities	**365,308**	445,364	451,046
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions and related capital upgrades	**(194,400)**	(356,854)	(50,440)
Other capital expenditures	**(112,734)**	(121,500)	(89,426)
Deferred repair and maintenance expenditures	**(36,984)**	(42,771)	(33,507)
Proceeds from sales of property and equipment	**1,606**	1,879	887
Proceeds from sale of interest in deepwater oil and gas properties	**5,200**	6,200	-
Repayments from (advances to) joint ventures	**4,977**	4,160	(17,896)
Investment in marketable securities	**(146,120)**	(69,082)	(43,068)
Proceeds from sales of marketable securities	**122,585**	38,419	7,747
Net cash used for investing activities	**(355,870)**	(539,549)	(225,703)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowing on credit facility	**-**	125,000	-
Payment of long-term debt	**(80,580)**	(60,772)	(95,137)
Proceeds from issuance of ordinary shares	**9,432**	15,367	13,374
Repurchase of ordinary shares	**-**	(33,966)	(76,197)
Proceeds from sales of put options on ordinary shares	**-**	3,658	1,568
Decrease (increase) in restricted cash	**8,668**	698	(5,477)
Net cash (used for) provided by financing activities	**(62,480)**	49,985	(161,869)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(53,042)**	(44,200)	63,474
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**192,509**	236,709	173,235
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 139,467**	$ 192,509	$ 236,709

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	2003		2002		2001	
	Shares	Amount	Shares	Amount	Shares	Amount
ORDINARY SHARES						
Balance at beginning of year	**133,534**	**$ 13,353**	138,175	$ 13,818	137,437	$ 13,744
Exercise of stock options	**413**	**41**	775	77	660	66
Treasury shares cancelled upon restructuring	-	-	(4,298)	(430)	–	–
Repurchase ordinary shares	-	-	(1,055)	(106)	–	–
Other	**(53)**	**(5)**	(63)	(6)	78	8
Balance at end of year	**133,894**	**13,389**	133,534	13,353	138,175	13,818
CAPITAL IN EXCESS OF PAR VALUE						
Balance at beginning of year		**905,865**		1,041,017		1,019,615
Exercise of stock options		**9,391**		15,290		13,308
Tax benefit of stock options		**820**		4,664		3,683
Treasury shares cancelled upon restructuring		-		(122,729)		–
Repurchase ordinary shares		-		(33,860)		–
Restricted shares surrendered for employee taxes		**(1,430)**		(1,369)		–
Sales of put options on ordinary shares		-		3,658		1,568
Other		**594**		(806)		2,843
Balance at end of year		**915,240**		905,865		1,041,017
RETAINED EARNINGS						
Balance at beginning of year		**1,140,472**		930,969		668,047
Net income		**166,416**		209,503		262,922
Balance at end of year		**1,306,888**		1,140,472		930,969
TREASURY STOCK						
Balance at beginning of year	**(1,791)**	**(51,317)**	(6,160)	(177,408)	(3,846)	(104,894)
Treasury shares cancelled upon restructuring	-	-	4,298	123,158	–	–
Contribution to restricted stock plan	-	-	–	–	216	6,533
Contribution to employee benefit plans	**79**	**2,076**	102	3,579	92	3,268
Restricted stock plan shares returned	-	-	(15)	(219)	(215)	(2,893)
Repurchase ordinary shares	-	-	–	–	(2,282)	(76,197)
Other	**12**	**120**	(16)	(427)	(125)	(3,225)
Balance at end of year	**(1,700)**	**(49,121)**	(1,791)	(51,317)	(6,160)	(177,408)
RESTRICTED STOCK (UNEARNED COMPENSATION)						
Balance at beginning of year		**(12,871)**		(18,340)		(15,670)
Issuance of restricted shares		-		–		(6,533)
Compensation expense recognized		**4,627**		4,878		4,110
Other		**263**		591		(247)
Balance at end of year		**(7,981)**		(12,871)		(18,340)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)						
Balance at beginning of year		**(6,292)**		(11,737)		(4,123)
Other comprehensive income (loss)		**6,302**		5,445		(7,614)
Balance at end of year		**10**		(6,292)		(11,737)
TOTAL SHAREHOLDERS' EQUITY	**132,194**	**$2,178,425**	131,743	$ 1,989,210	132,015	$ 1,778,319

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31, 2003
NET INCOME	**$ 166,416**
OTHER COMPREHENSIVE INCOME, NET OF TAX:	
Foreign currency translation adjustments	**192**
Unrealized holding loss on securities arising during period	**(296)**
Minimum pension liability adjustment (net of tax provision of $3,450)	**6,406**
Other comprehensive income	**6,302**
COMPREHENSIVE INCOME	**$ 172,718**

	Year Ended December 31, 2002
NET INCOME	$ 209,503
OTHER COMPREHENSIVE INCOME, NET OF TAX:	
Foreign currency translation adjustments	1,223
Unrealized holding loss on securities arising during period	(707)
Minimum pension liability adjustment (net of tax benefit of $2,600)	(4,829)
Reclassification of realized loss for impairment of investment included in net income	9,758
Other comprehensive income	5,445
COMPREHENSIVE INCOME	$ 214,948

	Year Ended December 31, 2001
NET INCOME	$ 262,922
OTHER COMPREHENSIVE LOSS, NET OF TAX:	
Foreign currency translation adjustments	(507)
Unrealized holding loss on securities arising during period	(5,729)
Minimum pension liability adjustment (net of tax benefit of $742)	(1,378)
Other comprehensive loss	(7,614)
COMPREHENSIVE INCOME	$ 255,308

See accompanying notes to the consolidated financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Noble Corporation ("Noble" or, together with its consolidated subsidiaries, unless the context requires otherwise, the "Company", "we", "our" and words of similar import) is primarily engaged in contract drilling services in key markets worldwide. We provide technologically advanced drilling-related products and services designed to create value for all our customers. We also provide labor contract drilling services, well site and project management services, and engineering services. Our operations are conducted in the Middle East, U.S. Gulf of Mexico, Mexico, the North Sea, Brazil, West Africa, India, the Mediterranean Sea and Canada.

Consolidation

The consolidated financial statements include the accounts of Noble and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The equity method of accounting is used for investments in affiliates where we have a significant influence but not a controlling interest. (See Note 6.)

Certain reclassifications have been made in prior year consolidated financial statements to conform to the classifications used in the 2003 consolidated financial statements. These reclassifications have no impact on net income.

Foreign Currency Translation

We follow a translation policy in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. In international locations where the U.S. Dollar has been designated as the functional currency (based on an evaluation of such factors as the markets in which the subsidiary operates, inflation, generation of cash flow, financing activities and intercompany arrangements), local currency transaction gains and losses are included in net income. In international locations where the local currency is the functional currency, assets and liabilities are translated at the rates of exchange on the balance sheet date, while income and expense items are translated at average rates of exchange. The resulting gains or losses arising from the translation of accounts from the functional currency to the U.S. Dollar are included in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets. We did not recognize any material gains or losses on foreign currency transactions or translations during the years ended December 31, 2003, 2002 and 2001. We use the Canadian Dollar and British Pound, respectively, as the functional currency for our labor contract drilling services in Canada and the North Sea.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and all highly liquid investments with original maturities of three months or less. Our cash, cash equivalents and short-term investments are subject to potential credit risk. Our cash management and investment policies restrict investments to lower risk, highly liquid securities and we perform periodic evaluations of the relative credit standing of the financial institutions with which we conduct business.

In accordance with SFAS No. 95, Statement of Cash Flows, cash flows from our labor contract drilling services in Canada and the United Kingdom are calculated based on their respective local functional currencies. As a result, amounts related to assets and liabilities reported on the Consolidated Statements of Cash Flows will not necessarily agree with changes in the corresponding balances on the Consolidated Balance Sheets. The effect of exchange rate changes on cash balances held in foreign currencies was not material in 2003, 2002 or 2001.

Derivative Instruments

We periodically enter into derivative instruments to manage our exposure to fluctuations in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for trading purposes. We designate and assign the financial instruments as hedges of specific assets, liabilities or anticipated transactions. Cash flows from hedge transactions are classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions. We did not utilize any derivative financial instruments in 2003, 2002 or 2001.

Inventories

Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or fair value.

Property and Equipment

Property and equipment is stated at cost, reduced by provisions to recognize economic impairment in value when management determines that such impairment has occurred. At December 31, 2003 and 2002, there was $361,663,000 and $371,882,000, respectively, of construction in progress. Such amounts are included in "Drilling equipment and facilities" in the accompanying Consolidated Balance Sheets. Major replacements and improvements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the gain or loss is recognized.

Scheduled maintenance of equipment and overhauls are performed on the basis of number of hours operated in accordance with our preventative maintenance program. Repair and maintenance costs are generally charged to expense as incurred; however, overhauls related to large-scale maintenance projects are deferred when incurred and amortized into contract drilling services expense over a 36-month period. The deferred portion of these large-scale maintenance projects is included in "Other assets" in the Consolidated Balance Sheets. Such amounts totaled $56,575,000 and $53,052,000 at December 31, 2003 and 2002, respectively. Total maintenance and repair expenses for the years ended December 31, 2003, 2002 and 2001 were $122,105,000, $110,788,000 and $97,497,000, respectively. Drilling equipment and facilities are depreciated using the straight-line method over the estimated remaining useful lives as of the in-service date or date of major refurbishment. Estimated useful lives of our drilling equipment range from three to twenty-five years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to twenty years.

We evaluate the realization of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss on our property and equipment exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value. Prior to an impairment loss being recognized, an independent appraisal would be performed to determine the asset's estimated fair value. No impairment losses were recorded on our property and equipment or goodwill balances during the years ended December 31, 2003, 2002 and 2001.

Goodwill and Other Assets

We evaluate the realization of our goodwill on at least an annual basis, and on our remaining long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss on our goodwill exists when the carrying amount of the goodwill exceeds its implied fair value, as determined pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Our goodwill balance was $13,138,000 at December 31, 2003 and 2002. All of our goodwill is attributable to our engineering and consulting services segment. No impairment losses were recorded on our goodwill balances during the years ended December 31, 2003, 2002 and 2001.

On March 31, 2002 we recognized an impairment loss of $9,758,000 on an investment in marketable securities resulting from a decline in value considered by management to be other than temporary. There were no other impairment losses during the years ended December 31, 2003, 2002 and 2001.

Deferred debt issuance costs, which totaled $2,839,000 and $3,855,000 at December 31, 2003 and 2002, respectively, are being amortized over the life of the debt securities. Amortization related to debt issuance costs was $1,016,000, $1,664,000 and $1,549,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Debt issuance costs are amortized using the straight-line method, which approximates the interest method. The amortization of debt issuance costs is included in interest expense.

Insurance

We maintain insurance coverage against certain marine liabilities, including liability for physical damage to our drilling rigs and personal injury to our drilling crews. Our marine package policy insures us for physical damage to our drilling rigs up to the fair value of each rig. During 2003, we retained the first $10,000,000 per occurrence under this policy. In 2002 and 2001, we retained the first $1,000,000 per occurrence and continued to retain a portion of each loss in excess of $1,000,000 to a maximum of $10,000,000. Our protection and indemnity policy, which insures us for personal injury to our drilling crews, had a standard deductible of $100,000 per occurrence for 2003, 2002, and 2001. In addition, we retained $7,250,000 of claims in the aggregate beyond the standard deductible. We accrue for these deductibles during the year and the insurance retention reserve is adjusted based on our actual claims losses during the year. Prepaid insurance is amortized over the terms of our insurance policies.

Revenue Recognition

Revenues generated from our dayrate-basis drilling contracts, labor contracts, technologically advanced drilling-related products, engineering services and project management engagements are recognized as services are performed.

We may receive lump-sum fees for the mobilization of equipment and personnel. The net of mobilization fees received and costs incurred to mobilize an offshore rig from one market to another is recognized over the term of the related drilling contract. Costs incurred to relocate drilling units to more promising geographic areas in which a contract has not been secured are expensed as incurred. Lump-sum payments received from customers relating to specific contracts are deferred and amortized to income over the term of the drilling contract.

We record reimbursements from customers for "out-of-pocket" expenses as revenues and the related cost as direct costs.

Income Taxes

Noble is a Cayman Islands company. The Cayman Islands does not impose corporate income taxes. Consequently, income taxes have been provided based on the laws and rates in effect in the countries in which operations are conducted, or in which Noble and/or its subsidiaries are considered resident for income tax purposes. Applicable U.S. and foreign income and withholding taxes have not been provided on undistributed earnings of Noble's subsidiaries. We do not intend to repatriate such undistributed earnings for the foreseeable future except for distributions upon which incremental income and withholding taxes would not be material. In certain circumstances, we expect that, due to changing demands of the offshore drilling markets and the ability to redeploy our offshore drilling units, certain of such units will not reside in a location long enough to give rise to future tax consequences. As a result, no deferred tax liability has been recognized in these circumstances. Should our expectations change regarding the length of time an offshore drilling unit will be used in a given location, we will adjust deferred taxes accordingly. Our recognition of a deferred tax liability in these circumstances would not have had a material effect on our results of operations for 2003, 2002 or 2001, and would have had no effect on our liquidity or our cash flows.

Concentration of Credit Risk

The market for our services is the offshore oil and gas industry, and our customers consist primarily of government-owned oil companies, major integrated oil companies and independent oil and gas producers. We perform ongoing credit evaluations of our customers and generally do not require material collateral. We maintain reserves for potential credit losses when necessary. Our results of operations and financial condition should be considered in light of the fluctuations in demand experienced by drilling contractors as changes in oil and gas producers' expenditures and budgets occur. These fluctuations can impact our results of operations and financial condition as supply and demand factors directly affect utilization and dayrates, which are the primary determinants of our net cash provided by operating activities.

In 2003, one customer accounted for $138,254,000 or 14 percent of consolidated operating revenues, of which all was included in our international contract drilling services segment. Another customer accounted for $129,473,000 or 13 percent of consolidated operating revenues, of which all was also included in our international contract drilling services segment. No other customer accounted for more than 10 percent of consolidated operating revenues in 2003. In 2002, one customer accounted for $149,258,000 or 15 percent of consolidated operating revenues, of which $97,431,000 was included in our domestic contract drilling services segment, $51,064,000 was included in our international contract drilling services segment and $763,000 was included in our engineering and consulting services segment. Another customer accounted for $123,251,000 or 12 percent of consolidated operating revenues, of which all was included in our international contract drilling services segment. No other customer accounted for more than 10 percent of consolidated operating revenues in 2002. In 2001, one customer accounted for $130,872,000 or 13 percent of consolidated operating revenues, of which $102,951,000 was included in our domestic contract drilling services segment, $26,412,000 was included in our international contract drilling services segment and $1,509,000 was included in our engineering and consulting services segment. Another customer accounted for $121,623,000 or 12 percent of consolidated operating revenues, of which all was included in our international contract drilling services segment. No other customer accounted for more than 10 percent of consolidated operating revenues in 2001.

Net Income Per Share

We compute and present earnings per share in accordance with SFAS No. 128, *Earnings Per Share*. Net income per share has been computed on the basis of the weighted average number of ordinary shares and, where dilutive, ordinary share equivalents outstanding during the indicated periods.

The following table summarizes the basic and diluted earnings per share computations for net income for the years ended December 31, 2003, 2002 and 2001:

	Net Income	Basic Shares	Basic EPS	Diluted Shares	Diluted EPS
2003	**$ 166,416**	**131,948**	**$ 1.26**	**133,007**	**$ 1.25**
2002	209,503	132,204	1.58	133,452	1.57
2001	262,922	132,911	1.98	134,174	1.96

Included in diluted shares are ordinary share equivalents relating primarily to outstanding stock options covering 1,059,000, 1,248,000 and 1,263,000 shares for the years ended December 31, 2003, 2002 and 2001, respectively. The computation of diluted earnings per share for 2003, 2002 and 2001 did not include options to purchase 1,804,000, 1,913,432 and 3,791,000 ordinary shares, respectively, because the options' exercise prices were greater than the average market price of the ordinary shares.

Supplemental Cash Flow Information

	Year Ended December 31,		
	2003	2002	2001
Cash paid (received) during the period for:			
Interest	**$ 39,162**	$ 41,364	$ 45,606
Income taxes (net of refunds)	**$ 10,509**	$ 8,667	$ 29,940
Noncash investing and financing activities:			
Acquired working capital	**$ -**	$ -	$ (401)

Stock-Based Compensation Plans

We have several stock-based compensation plans, which are described below. As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS 148"), we have chosen to continue using the intrinsic value method of accounting for stock-based compensation awards in accordance with APB Opinion 25. No compensation expense was recognized in 2003, 2002 and 2001 related to stock option awards. For U.S. federal income tax purposes, we realized a reduction in income taxes related to the exercises of employee stock options of $820,000, $4,664,000 and $3,683,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

1991 Stock Option and Restricted Stock Plan

Our 1991 Stock Option and Restricted Stock Plan, as amended (the "1991 Plan"), provides for the granting of

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

options to purchase our ordinary shares, with or without stock appreciation rights, and the awarding of restricted shares to selected employees. At December 31, 2003, 4,388,953 shares were available for grant or award under the 1991 Plan. In general, all options granted under the 1991 Plan have a term of 10 years, an exercise price equal to the fair market value of an ordinary share on the date of grant and vest one-third annually, commencing one year after the grant date.

1992 Nonqualified Stock Option Plan

Our 1992 Nonqualified Stock Option Plan for Non-Employee Directors (the "1992 Plan") provides for the granting of nonqualified stock options to non-employee directors of Noble. At December 31, 2003, 282,500 shares were available for grant under the 1992 Plan. We grant options at fair market value on the grant date. The options are exercisable from time to time over a period commencing one year from the grant date and ending on the expiration of 10 years from the grant date, unless terminated sooner as described in the 1992 Plan.

A summary of the status of our stock options under both the 1991 Plan and 1992 Plan as of December 31, 2003, 2002 and 2001 and the changes during the year ended on those dates is presented below (actual amounts):

	2003		2002		2001	
	Number of Shares Underlying Options	Weighted Average Exercise Price	Number of Shares Underlying Options	Weighted Average Exercise Price	Number of Shares Underlying Options	Weighted Average Exercise Price
Outstanding at beginning of the year	**9,187,658**	**$ 29.64**	8,494,250	$ 28.40	7,339,684	$ 26.89
Granted	**45,000**	**32.11**	1,630,000	31.53	1,965,017	31.28
Exercised	**(413,079)**	**22.83**	(775,118)	19.99	(660,114)	20.11
Forfeited	**(189,465)**	**35.01**	(161,474)	32.82	(150,337)	28.62
Outstanding at end of year	**8,630,114**	**$ 29.86**	9,187,658	$ 29.64	8,494,250	$ 28.40
Exercisable at end of year	**6,995,876**	**$ 29.55**	5,682,838	$ 27.41	4,668,124	$ 24.84

The following table summarizes information about stock options outstanding at December 31, 2003 (actual amounts):

			Options Outstanding			Options Exercisable	
Range of Exercise Prices			Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.01	to	$ 7.69	66,926	1.0	$ 6.06	66,926	$ 6.06
7.70	to	14.00	176,301	3.3	10.97	176,301	10.97
14.01	to	28.31	3,280,741	4.6	23.01	3,280,741	23.01
28.32	to	48.81	5,106,146	7.5	35.23	3,471,908	37.13
$ 5.01	to	$ 48.81	8,630,114	6.3	$ 29.86	6,995,876	$ 29.55

Additional disclosures required by SFAS 123 are as follows:

	December 31, **2003**	2002	2001
Weighted average fair value per option granted	**$ 13.41**	$ 11.57	$ 13.61
Valuation assumptions:			
Expected option term (years)	**5**	5	5
Expected volatility	**43.32%**	43.72%	41.41%
Expected dividend yield	**0%**	0%	0%
Risk-free interest rate	**2.88%**	4.42%	4.72%

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

The following table reflects pro forma net income and earnings per share had we elected to adopt the fair value approach of SFAS 123:

	Year Ended December 31,		
	2003	2002	2001
Net income – as reported	**$ 166,416**	$ 209,503	$ 262,922
Compensation expense, net of tax, as reported	**3,008**	3,171	2,672
Compensation expense, net of tax, pro forma	**(20,085)**	(22,450)	(18,648)
Net income – pro forma	**$ 149,339**	$ 190,224	$ 246,946
Earnings per share:			
Basic – as reported	**$ 1.26**	$ 1.58	$ 1.98
Basic – pro forma	**$ 1.13**	$ 1.44	$ 1.86
Diluted – as reported	**$ 1.25**	$ 1.57	$ 1.96
Diluted – pro forma	**$ 1.12**	$ 1.43	$ 1.84

Other Stock Based Compensation

In January 1998, we awarded selected employees 22,000 restricted (i.e., nonvested) shares that vested 20 percent per year over a five-year period commencing on the first anniversary date of the award. In January 1999, we awarded one employee 15,000 restricted shares that vested one-third per year over a three-year period commencing on the first anniversary date of the award. In February 1999 and October 1999, we awarded selected employees 190,000 restricted shares and 230,000 restricted shares, respectively, that vest 20 percent per year over a five-year period commencing on the first anniversary date of the award. In September 2000, we awarded one employee 25,000 restricted shares that vest 20 percent per year over a five-year period commencing on the first anniversary date of the award. In October 2000 and October 2001, we awarded selected employees 227,500 restricted shares and 215,500 restricted shares, respectively, that vest 20 percent per year over a five-year period commencing on the first anniversary date of the award. No restricted shares were awarded in 2002 or 2003.

A summary of the restricted share awards and the amounts recognized as compensation expense for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Restricted shares:			
Shares awarded	**-**	–	215,500
Average share price at award date	**$ -**	$ –	$ 30.32
Compensation expense recognized	**$ 4,627**	$ 4,878	$ 4,110

Put Options on Ordinary Shares

During 2002, we sold "European-style put options" covering 1,300,000 of our ordinary shares in 12 separate private transactions (11 transactions of 100,000 put options each and another transaction of 200,000 put options) at an average price paid to us of $2.81 per option. "European-style" options give the holder the right to require us to purchase our ordinary shares from the holder at their respective exercise prices on their respective expiration dates, whereas "American-style" options can be exercised anytime up to, and including, the respective exercise dates. Upon exercise of the options by the holder, we had the option to settle in cash or net shares of Noble. The strike price under each option represented between 90 and 95 percent of the spot price of the ordinary shares at the date of the transaction. Of the 1,300,000 options sold during 2002, 300,000 expired unexercised and 400,000 were exercised during 2002, which resulted in 600,000 options outstanding at December 31, 2002. All of these options expired unexercised as of March 4, 2003. At December 31, 2003, we had no put options outstanding to purchase any of our ordinary shares.

Certain Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 expands existing accounting guidance and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. The remaining provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Our adoption of these remaining provisions of FIN 45 on January 1, 2003 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a company to consolidate a variable interest entity, as defined, when the company will absorb a majority of the variable interest entity's expected losses or receive a majority of the variable interest entity's expected residual returns. FIN 46 also requires certain disclosures relating to consolidated variable interest entities and unconsolidated variable interest entities in which a company has a significant variable interest. In December 2003, the FASB issued FIN 46-R, which amended the effective date of FIN 46 other than for variable interest entities which are special purpose entities created prior to February 1, 2003. Pursuant to FIN 46-R, except for special purpose entities, the consolidation and disclosure provisions of FIN 46 are effective for reporting periods ending after March 15, 2004. The disclosure and consolidation provisions of FIN 46 apply immediately to special purpose entities. We do not expect to consolidate our equity interest in our Noble Crosco Drilling Ltd. joint venture under the provisions of FIN 46-R, and therefore we do not expect our adoption of FIN 46-R to have a material impact on our consolidated results of operations, cash flows or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 affects the classification of certain freestanding instruments, including mandatory redeemable instruments, financial instruments to repurchase an entity's own equity instruments, and financial instruments that embody unconditional obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on a fixed monetary amount known at inception or an event trigger other than changes in its own equity instruments. SFAS 150 is generally effective for all such financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. In October 2003, the FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. Those provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on a parent company's financial statements in certain situations, including when a finite-lived entity is consolidated. Our adoption of all currently required provisions of SFAS 150 in 2003 did not have a material impact on our consolidated results of operations, cash flows or financial position. We do not expect our adoption of the remaining provisions of SFAS 150 will have a material impact on our consolidated results of operations, cash flows or financial position.

In December 2003, the FASB issued SFAS 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132* ("SFAS 132 (revised 2003)"). SFAS 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. SFAS 132 (revised 2003) does not change the measurement or recognition of those plans required by SFAS No. 87, *Employer's Accounting for Pensions*, SFAS No. 88, *Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and SFAS No. 106, *Employer's Accounting for Postretirement Benefits Other than Pensions*. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new disclosures are effective for fiscal year ending after December 15, 2003, with a delayed effective date until fiscal years ending after June 15, 2004 for certain disclosures regarding foreign plans. See Note 12 for the new disclosures required to be adopted by us as of December 31, 2003.

NOTE 2 – CORPORATE RESTRUCTURING

On April 30, 2002, Noble became the successor to Noble Drilling Corporation, a Delaware corporation (which we sometimes refer to as "Noble Drilling"), as part of the internal corporate restructuring of Noble Drilling and its subsidiaries approved by stockholders of Noble Drilling. The restructuring was accomplished through the merger of an indirect, wholly-owned subsidiary of Noble Drilling into Noble Drilling. Noble Drilling was the surviving entity in the merger and is now an indirect, wholly-owned subsidiary of Noble. In addition, as a result of the merger, all of the outstanding shares of common stock (and the related preferred stock purchase rights) of Noble Drilling were exchanged for ordinary shares (and related preferred share purchase rights) of Noble. We accounted for the restructuring as a reorganization of entities under common control. Consequently, the consolidated amounts of assets, liabilities and shareholders' equity did not change as a result of the restructuring.

NOTE 3 – ACQUISITIONS

In December 2002, we purchased two jackup rigs, the *Dhabi II* and *Trident III* (renamed the *Noble Roy Rhodes*), from a subsidiary of Schlumberger Limited for an aggregate purchase price of $95,000,000 in an all cash transaction. In addition, we entered into option agreements with this subsidiary of Schlumberger that gave us the right to purchase two additional jackup rigs, the *Trident 18* and *Trident 19*. In September 2003, we exercised our option to purchase the *Trident 18* (renamed the *Noble Charlie Yester*) for an exercise price of $32,900,000 in cash. In December 2002, we had paid an option fee of $14,100,000 in cash for the right to acquire the unit. In July 2003, we exercised our option to purchase the *Trident 19* (renamed the *Noble Gene House*) for an exercise price of $25,200,000 in cash. In December 2002, we had paid an option fee of $10,800,000 in cash for the right to acquire the unit.

In June 2003, we entered into option agreements with a subsidiary of A.P. Moeller that give us the right to acquire two jackup rigs, the *Maersk Viking* and *Maersk Valiant*. Both units are currently operating offshore Iran. Our right to exercise the options and acquire the units will commence when the units have completed their current drilling contracts and have mobilized to United Arab Emirates territorial waters. We paid an aggregate of $28,200,000 in cash for the two options. If we exercise the options, we will pay an exercise price not to exceed an additional $65,800,000 to acquire both units. The amount of this aggregate exercise price is subject to reduction depending on the delivery date of the units.

On May 3, 2002, as part of our strategy to expand our technology initiative, we made several acquisitions. We acquired all of the shares of WELLDONE Engineering GmbH ("WELLDONE") for $5,750,000 in cash plus an agreement to pay an earn-out amount up to $3,500,000 provided WELLDONE's tools achieve certain operational and financial milestones during the period through May 3, 2004, of which $500,000 was paid in 2003. We do not expect to pay any of the remaining $3,000,000. WELLDONE's primary asset is its ownership in the "Well Director™", an automatic rotary steerable drilling system, which was designed by and is manufactured and marketed through DMT WELLDONE Drilling Services GmbH ("DMT WELLDONE"). As a result of our acquisition of WELLDONE, we acquired WELLDONE's 50 percent joint venture interest in DMT WELLDONE, which is further described below. We paid $2,650,000 to Deutsche Montan Technologie GmbH ("DMT"), the other joint venturer in DMT WELLDONE, for the remaining 50 percent interest in the joint venture.

In connection with the above described transaction, we also acquired 24 Well Director™ drilling tools and related assets owned by Phoenix Technology Services, Ltd. ("Phoenix") for $6,000,000 in cash plus an agreement to pay an earn-out amount up to $3,000,000 provided certain operating performance milestones are achieved during the period through May 3, 2005, of which $500,000 was paid in 2003. In the transaction we also acquired from Phoenix its worldwide marketing rights to the Well Director™ drilling tools. The aggregate purchase price of $14,400,000 for these related acquisitions was allocated to goodwill ($7,863,000) and property and equipment ($6,537,000).

Pursuant to a related agreement, we and DMT each committed to fund 2,100,000 Euros to a new joint venture in which each party has a 50 percent interest. The joint venture was to use such funds to retain DMT to conduct research and development. This joint venture was terminated in 2003.

On March 27, 2002, we purchased two semisubmersible baredecks, Bingo 9000 Rig 3 and Bingo 9000 Rig 4, from subsidiaries of Ocean Rig ASA ("Ocean Rig") for an aggregate purchase price of $45,000,000 in an all cash transaction.

On March 26, 2002, we purchased two semisubmersible drilling rigs, the *Noble Lorris Bouzigard* (ex Transocean 96) and *Noble Therald Martin* (ex Transocean 97), from subsidiaries of Transocean Inc. for an aggregate purchase price of $31,000,000 in an all cash transaction. During 2003, we completed upgrades to the living quarters and drilling equipment on both units. The *Noble Therald Martin* is equipped with Noble's proprietary aluminum alloy riser, which allows it to drill in up to 4,000 feet of water. We plan to deploy our aluminum alloy riser on the *Noble Lorris Bouzigard* during 2004, which will enable it also to drill in up to 4,000 feet of water.

In January 2000, we and our joint venture partners formed Noble Rochford Drilling Ltd. ("Noble Rochford") which purchased the *Noble Julie Robertson* (formerly *Ocean Scotian*), a Baker Marine Europe Class design jackup. We acquired a 50 percent equity interest in Noble Rochford for an initial equity investment in the joint venture of $10,000,000. In addition, we loaned Noble Rochford $24,000,000 to fund the acquisition and upgrade of the *Noble Julie Robertson*. On August 24, 2001, we acquired the remaining 50 percent equity interest in Noble Rochford from our joint venture partner for $20,000,000 in cash. As a result of the acquisition, the results of operations of the *Noble Julie Robertson* are included in our Consolidated Statements of Income from August 24, 2001, and at that date, the respective assets and liabilities acquired were recorded at their estimated fair values. Prior to August 24, 2001, the investment was accounted for under the equity method.

On February 20, 2001, we acquired the assets of Maurer Engineering Incorporated ("Maurer"), a privately held engineering firm that designs drilling products and drilling related software programs, for $6,560,000 in cash, common stock and the assumption of certain liabilities. We allocated $4,849,000 of the purchase price to goodwill.

NOTE 4 – MARKETABLE SECURITIES

As of December 31, 2003 and 2002, we owned marketable equity securities with a fair market value of $9,703,000 and $7,003,000, respectively, of which $9,458,000 and $6,827,000 of the December 31, 2003 and 2002 balance, respectively, was included in a Rabbi Trust for the Noble Drilling Corporation 401(k) Savings Restoration Plan. The marketable securities included in the Rabbi Trust are classified as trading securities and are included in "Investment in marketable securities" in the Consolidated Balance Sheet at December 31, 2003 at their fair market value. We recognized in earnings a net unrealized holding gain of $1,701,000 and a net realized loss of $1,187,000 related to these assets in 2003. The remaining investment in marketable equity securities, with a fair market value of $245,000 at December 31, 2003, is classified as available for sale and is included in "Other assets" in the Consolidated Balance Sheets at its fair market value. On March 31, 2002, we recognized in earnings a realized loss of $9,758,000 on this investment resulting from a decline in value considered by management to be other than temporary. We recognized in other comprehensive income an unrealized holding gain of $69,000 on this investment during 2003. Gross unrealized holding losses on this investment at December 31, 2003 and 2002 were $964,000 and $1,033,000, respectively, and are included in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets.

As of December 31, 2003 and 2002, we owned marketable debt securities with a fair market value of $88,918,000 and $66,130,000, respectively. These investments are classified as available for sale and are included in "Investment in marketable securities" in the Consolidated Balance Sheets at their fair market value. Our balance of marketable debt securities at December 31, 2003 included $60,063,000 that mature within one year and $28,855,000 that mature between one and five years. We recognized in other comprehensive income a net unrealized holding loss of $365,000 and in earnings a net realized loss of $382,000 related to these assets in 2003. The following table highlights additional information applicable to our investments classified as available for sale as of December 31, 2003 and 2002:

	December 31,							
	2003				2002			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Government obligations	**$ 4,137**	**$ 4,126**	**$ -**	**$ (11)**	$ 6,861	$ 6,844	$ 8	$ (25)
Corporate debt securities	**59,809**	**59,735**	**47**	**(121)**	45,909	45,825	36	(120)
Asset-backed securities	**25,075**	**25,057**	**15**	**(33)**	13,475	13,461	1	(15)
Total	**$89,021**	**$88,918**	**$ 62**	**$ (165)**	$66,245	$66,130	$ 45	$ (160)

The credit quality of each of our investments in marketable debt securities is rated no lower than "A" or "A2" by Standard & Poor's or Moody's Investors Service ("Moody's"), respectively.

NOTE 5 – COMPREHENSIVE INCOME

We report and display comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components. Components of comprehensive income are net income and all changes in equity during the period except those resulting from transactions with owners. SFAS 130 requires enterprises to display comprehensive income and its components in the enterprise's financial statements, to classify items of comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income in shareholders' equity separately from retained earnings and additional paid-in capital.

The following table sets forth the components of accumulated other comprehensive income (loss):

	Foreign Currency Items	Unrealized (Losses) Gains on Securities	Minimum Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2000	$ 532	$ (4,048)	$ (607)	$ (4,123)
2001-period change	(507)	(5,729)	(1,378)	(7,614)
Balance at December 31, 2001	25	(9,777)	(1,985)	(11,737)
2002-period change	1,223	9,051	(4,829)	5,445
Balance at December 31, 2002	1,248	(726)	(6,814)	(6,292)
2003-period change	192	(296)	6,406	6,302
Balance at December 31, 2003	**$ 1,440**	**$ (1,022)**	**$ (408)**	**$ 10**

Included in the 2002-period change for unrealized (losses) gains on securities above was a reclassification adjustment of $9,758,000 for an impairment charge on an investment included in net income resulting from a decline in value considered by management to be other than temporary.

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

NOTE 6 – INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

On June 13, 2000, we formed Noble Crosco Drilling Ltd. ("Noble Crosco") with our joint venture partner. We acquired a 50 percent equity interest in Noble Crosco by investing $14,300,000 in cash. Our joint venture partner contributed the *Panon*, a Levingston 111-S independent leg designed jackup, for its 50 percent equity interest. We also agreed to lend Noble Crosco up to $7,000,000 pursuant to a credit agreement (the "Noble Crosco Credit Agreement") to finance part of the upgrade costs of the *Panon*. In 2001, we loaned Noble Crosco $7,000,000 under the Noble Crosco Credit Agreement. Any funds required for the maintenance and operation of the *Panon* in excess of those funds generated from operations of the joint venture and available under the Noble Crosco Credit Agreement will be loaned by us to Noble Crosco. In 2001, we loaned Noble Crosco $4,800,000 of such funds. At December 31, 2003, the balance due to us from Noble Crosco under the Noble Crosco Credit Agreement and the additional loan in excess of the Noble Crosco Credit Agreement was $2,283,000 in the aggregate. We managed the upgrade of the *Panon* from a slot to a cantilever configuration, and we are managing the operation of the unit. We account for this investment using the equity method.

Balances related to joint ventures for 2003 and 2002 are reflected in the table below:

	2003	2002
Equity in income (losses) of joint ventures (1)	**$ 2,307**	$ 1,780
Investment in joint ventures (2)	**17,585**	15,278
Advances to joint ventures (2)	**2,283**	7,260

(1) Balance included in "Other, net" in the Consolidated Statements of Income. Amounts exclude management fees and interest income related to joint ventures of $1,838,000 and $2,199,000 in 2003 and 2002, respectively.
(2) Balance included in "Investments in and advances to joint ventures" in the Consolidated Balance Sheets.

NOTE 7 – DEBT

In 2002, we borrowed $125,000,000 from our $200,000,000 bank credit facility that extends through May 30, 2006. The interest rate on this borrowing from our bank credit facility, which adjusts periodically with LIBOR, was 1.57 percent at December 31, 2003. (See Note 8 for additional information.)

On March 16, 1999, we issued $150,000,000 principal amount of our 6.95% Senior Notes due 2009 and $250,000,000 principal amount of our 7.50% Senior Notes due 2019 (together, the "Notes"). Interest on the Notes is payable on March 15 and September 15 of each year. The Notes are redeemable, as a whole or from time to time in part, at our option on any date prior to maturity at prices equal to 100 percent of the outstanding principal amount of the notes redeemed plus accrued interest to the redemption date plus a make-whole premium, if any is required to be paid. The Notes are senior unsecured obligations and the indenture governing the Notes contains covenants that, among other things, limit our ability to create certain liens, engage in certain sale and lease-back transactions and merge, consolidate and sell assets, except under certain conditions.

In 2002, we purchased and retired $5,000,000 principal amount of our 7.50% Senior Notes due 2019 for $5,350,000, which resulted in a loss of $400,000. In 2001, we purchased and retired $43,305,000 principal amount of our 7.50% Senior Notes for $44,362,000, which resulted in a loss of $1,520,000. These losses represent the difference between the acquisition price and the net carrying value of the notes purchased, including unamortized debt issuance costs, and were included in "Other, net" in the Consolidated Statements of Income in their respective years.

In connection with the acquisition of a majority interest in Arktik Drilling Limited, Inc. ("Arktik") in 1999, we recorded Arktik's indebtedness to a minority equity owner in Arktik in the amount of $7,900,000 (the "Minority Owner Debt"). Arktik's principal asset is the *Noble Muravlenko* drillship. The Minority Owner Debt is non-recourse except to Arktik and is secured by a mortgage on the *Noble Muravlenko*. The Minority Owner Debt bears interest at 12.0 percent per annum. Interest is payable on a monthly basis. The principal balance of the debt is to be repaid over a three-year period, beginning in 2004.

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

In December 1998, Noble Drilling (Paul Romano) Inc., an indirect, wholly-owned subsidiary of Noble and owner of the *Noble Paul Romano*, issued $112,250,000 principal amount of its fixed rate senior secured notes (the "Romano Notes"). Pursuant to the trust indenture and security agreement under which the Romano Notes were issued, we were required to deposit an amount into two separate accounts, subject to control of a third-party trustee, to pre-pay the first month's principal and interest payment and provide an additional debt reserve balance equal to two months of debt service. Such amount totaled $5,368,000 at December 31, 2002 and was included in "Restricted cash" in the Consolidated Balance Sheet at that date. We repaid the Romano Notes in full in December 2003.

In December 1998, Noble Drilling (Jim Thompson) Inc., an indirect, wholly-owned subsidiary of Noble and owner of the *Noble Jim Thompson*, issued $115,000,000 principal amount of its fixed rate senior secured notes (the "Thompson Notes") in four series. The Thompson Notes bear interest at rates of 5.93 percent to 7.25 percent per annum. In July 1998, Noble Drilling (Paul Wolff) Ltd., an indirect, wholly-owned subsidiary of Noble and owner of the *Noble Paul Wolff*, issued $145,000,000 principal amount of its fixed rate senior secured notes (the "Wolff Notes") in three series. The Wolff Notes bear interest at rates of 6.43 percent to 6.55 percent per annum. The Thompson Notes and the Wolff Notes are secured by a first naval mortgage on the *Noble Jim Thompson* and *Noble Paul Wolff*, respectively, are guaranteed by Noble, and can be prepaid, in whole or in part, at a premium at any time.

The following table summarizes our long-term debt:

	December 31, 2003	December 31, 2002
6.95% Senior Notes due 2009, net of unamortized discount of $55 in 2003 and $66 in 2002	**$ 149,945**	$ 149,934
7.50% Senior Notes due 2019	**201,695**	201,695
Bank Credit Facility	**125,000**	125,000
Project Financings:		
Wolff Notes	**28,228**	54,685
Romano Notes	**-**	38,401
Thompson Notes	**76,805**	92,524
Minority Owner Debt	**7,900**	7,900
	589,573	670,139
Current Maturities	**(47,666)**	(80,577)
Long-term Debt	**$ 541,907**	$ 589,562

The fair value of our Senior Notes at December 31, 2003 was $416,045,000, based on the quoted market prices for similar issues or on the current rates offered to us for debt of similar remaining maturities. The fair value of our floating interest rate Bank Credit Facility, Project Financings and Minority Owner Debt approximates their carrying values.

Aggregate principal repayments of long-term debt for the next five years and thereafter are as follows:

	2004	2005	2006	2007	2008	Thereafter	Total
6.95% Senior Notes due 2009, net of unamortized discount of $55 in 2003	$ -	$ -	$ -	$ -	$ -	$149,945	$ 149,945
7.50% Senior Notes due 2019	-	-	-	-	-	201,695	201,695
Bank Credit Facility	-	-	125,000	-	-	-	125,000
Project Financings:							
Wolff Notes	28,228	-	-	-	-	-	28,228
Thompson Notes	16,805	8,362	8,974	9,630	10,334	22,700	76,805
Minority Owner Debt	2,633	2,633	2,634	-	-	-	7,900
Total	$ 47,666	$ 10,995	$136,608	$ 9,630	$ 10,334	$374,340	$ 589,573

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

NOTE 8 – CREDIT FACILITIES

We have an unsecured revolving bank credit facility totaling $200,000,000 (the "Credit Agreement"), including a letter of credit facility totaling $50,000,000, through May 30, 2006. In connection with our restructuring, Noble and one of its wholly-owned subsidiaries, Noble Holding (U.S.) Corporation ("Noble Holding"), have unconditionally guaranteed the performance of Noble Drilling under the Credit Agreement. We are required to maintain various affirmative and negative covenants, including two financial covenants relating to interest coverage and debt to capital ratios. The Credit Agreement contains restrictive covenants, including restrictions on incurring additional indebtedness, and restrictions on permitting additional liens, payment of dividends, transactions with affiliates, and mergers or consolidations. As of December 31, 2003, we had outstanding borrowings and outstanding letters of credit of $125,000,000 and $19,479,000, respectively, under the Credit Agreement, with $55,521,000 remaining available thereunder. Additionally, as of December 31, 2003, we had other letters of credit of $26,166,000 and performance and customs bonds totaling $40,402,000 supported by surety bonds.

NOTE 9 – INTERESTS IN DEEPWATER OIL AND GAS PROPERTIES

In 2000, we received interests in several deepwater oil and gas properties from Mariner Energy Inc. and Samedan Oil Corporation pursuant to the settlements of a lawsuit with Mariner Energy and Samedan over employment of the *Noble Homer Ferrington* semisubmersible and upon entering into a long-term contract with each of these companies for use of the unit in the U.S. Gulf of Mexico. Certain of these properties are currently in production. We reported income before income taxes from such properties of $3,246,000 and $2,638,000 in 2003 and 2002, respectively.

On December 19, 2003, we sold our interest in Mariner Energy's Green Canyon property to ENI Petroleum for $5,200,000 in cash. We realized a gain of $3,472,000 upon this sale.

On March 28, 2002, we sold our interest in Mariner Energy's Falcon property to Pioneer Natural Resources USA, Inc. for $6,200,000 in cash and the assumption of liabilities related to our share of drilling and development costs subsequent to June 30, 2001. We realized a gain of $5,908,000 upon this sale.

NOTE 10 – SHAREHOLDERS' EQUITY

In June 1995, we adopted a stockholder rights plan designed to assure that our stockholders receive fair and equal treatment in the event of any proposed takeover of Noble Drilling and to guard against partial tender offers and other abusive takeover tactics to gain control of Noble Drilling without paying all stockholders a fair price. The rights plan was not adopted in response to any specific takeover proposal. Prior to our corporate restructuring, we amended our rights plan to provide for the earlier expiration of the rights in the event that Noble Drilling merges with a subsidiary company in connection with changing the parent corporation of the Noble corporate group to a non-U.S. company. Immediately prior to such a merger as part of our corporate restructuring, the Noble Drilling stockholder rights plan expired. Upon such merger, a new shareholder rights plan became effective for the new parent company, Noble Corporation, that is substantially similar to the previous Noble Drilling stockholder rights plan. Under the rights plan, one right ("Right") is attached to each of our ordinary shares. Each Right will entitle the holder to purchase one one-hundredth of a share of new Series A Junior Participating Preferred Shares, par value $1.00 per share, at an exercise price of $120.00. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 25 percent or more of our ordinary shares. The Rights expire on July 10, 2005.

In connection with our corporate restructuring (see Note 2), treasury shares of Noble Drilling were either cancelled and retired or contributed to trusts for the purposes of Company employee benefit plans. Any ordinary shares of Noble repurchased by it are automatically cancelled and retired pursuant to Cayman Islands law. These trusts held 1,700,000 and 1,791,000 ordinary shares of Noble at December 31, 2003 and 2002, respectively.

NOTE 11 – INCOME TAXES

Noble is a Cayman Islands company. The Cayman Islands does not impose corporate income taxes. Consequently, income taxes have been provided based on the laws and rates in effect in the countries in which operations are conducted, or in which Noble and/or its subsidiaries are considered resident for income tax purposes. Our U.S. subsidiaries are subject to a U.S. corporate tax rate of 35 percent.

In certain circumstances, management expects that, due to changing demands of the offshore drilling markets and the ability to redeploy our offshore drilling units, certain of such units will not reside in a location long enough to give rise to future tax consequences. As a result, no deferred tax liability has been recognized in these circumstances. Should management's expectations change regarding the length of time an offshore drilling unit will be used in a given location, we will adjust deferred taxes accordingly.

The components of and changes in the net deferred taxes were as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:		
United States:		
Net operating loss carryforwards	**$ 11,576**	$ 4,811
Tax credit carryforwards	**23,403**	27,853
International:		
Net operating loss carryforwards	**-**	2,068
Deferred tax assets	**34,979**	34,732
Less: Valuation allowance	**(8,343)**	(3,503)
Net deferred tax assets	**$ 26,636**	$ 31,229
Deferred tax liabilities:		
United States:		
Excess of net book basis over remaining tax basis	**$ (232,642)**	$ (217,659)
International:		
Excess of net book basis over remaining tax basis	**(7,351)**	(19,921)
Deferred tax liabilities	**$ (239,993)**	$ (237,580)
Net deferred tax liabilities	**$ (213,357)**	$ (206,351)

Income before income taxes consisted of the following:

	Year Ended December 31,		
	2003	2002	2001
United States	**$ (3,996)**	$ 34,966	$ 196,558
International	**190,980**	208,359	151,914
Total	**$ 186,984**	$ 243,325	$ 348,472

The income tax provision consisted of the following:

	Year Ended December 31,		
	2003	2002	2001
Current – United States	**$ (2,561)**	$ 160	$ 15,312
Current – International	**18,753**	16,792	14,176
Deferred – United States	**14,878**	13,020	53,617
Deferred – International	**(10,502)**	3,850	2,445
Total	**$ 20,568**	$ 33,822	$ 85,550

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

A reconciliation of statutory and effective income tax rates is shown below:

	Year Ended December 31,		
	2003	2002	2001
Statutory rate (Cayman Islands – 2003 and 2002, U.S. – 2001)	**0.0%**	0.0%	35.0%
Effect of:			
U.S. tax rate which is different than the Cayman Islands rate	**3.6**	4.5	–
International tax rates which are different than the Cayman Islands rate	**7.3**	8.3	–
International tax rates which are different than the U.S. rate	**-**	–	(9.8)
Other	**0.1**	1.1	(0.6)
Total	**11.0%**	13.9%	24.6%

During 2003, we generated net operating losses ("NOLs") of $6,560,000 and $44,772,000 for U.S. Regular and Alternative Minimum Tax ("AMT") purposes, respectively. Our total U.S. NOLs at December 31, 2003 were $20,304,000 for Regular tax purposes and $65,724,000 for AMT purposes. These NOLs can be carried forward 20 years. $13,744,000 of our U.S. Regular NOLs expire in 2022, while the remaining U.S. Regular NOLs expire in 2023. Based on current market conditions, the reversal of temporary differences and forecasts of future U.S. income, we expect to fully utilize these NOLs. Therefore, there is no valuation allowance offsetting the deferred tax asset for these NOLs.

During 2002, we generated NOLs of $13,744,000 and $47,024,000 for U.S. Regular and AMT purposes, respectively. Due to our corporate restructuring in 2002, $13,744,000 of the Regular NOL and $20,952,000 of the AMT NOL were subject to the Separate Return Limitation Year limits and could not be carried back to prior tax years. The remaining AMT NOL of $26,072,000 was carried back to 2001 and generated cash refunds of $5,019,000. Certain reclassifications were made to the components of the Net deferred tax liabilities in the table above to reflect actual NOLs and tax credit carryforwards at December 31, 2002.

Certain of our subsidiaries file stand alone tax returns in the U.S. During 2003, these subsidiaries generated NOLs of $12,770,000 for U.S. Regular and AMT purposes. Due to insufficient earnings history with these subsidiaries, we have fully offset the deferred tax asset attributable to the U.S. Regular NOLs with a valuation allowance of $4,470,000. These NOLs can be carried forward 20 years, and expire in 2023.

We had AMT credit carryforwards of $17,444,000 and $22,463,000 at December 31, 2003 and 2002, respectively. We expect to fully utilize these credits, which can be carried forward indefinitely. Therefore, there is no valuation allowance offsetting this asset. We had foreign tax credit carryforwards of $5,959,000 and $5,390,000 at December 31, 2003 and 2002, respectively. These credits, which can be carried forward five years, expire beginning in 2005. Because the majority of our international operations are conducted by non-U.S. subsidiaries, we have offset the asset for these credits with a valuation allowance of $3,873,000 and $3,503,000 at December 31, 2003 and 2002, respectively.

At December 31, 2002, we had an NOL in Qatar of $5,908,000 scheduled to expire in 2003. This NOL was fully utilized in 2003. There is no remaining NOL in Qatar.

Due to our ability to redeploy units between Mexico and other jurisdictions, we do not expect our rig-owning subsidiaries operating in Mexico to incur income tax liability in Mexico. Therefore, no deferred tax has been recorded for these subsidiaries. In addition, our rig-owning subsidiary that owns the *Noble Homer Ferrington* semisubmersible in the U.S. Gulf of Mexico is not expected to incur income tax liability in the U.S. due to our intention to redeploy the unit to a different jurisdiction prior to the occurrence of any U.S. income tax liability. Accordingly, no deferred tax has been recorded for this subsidiary. Should our expectations change regarding these subsidiaries, we will adjust deferred taxes accordingly. Our recognition of a deferred tax liability in these circumstances would not have had a material effect on our results of operations for 2003, 2002 or 2001, and would have had no effect on our liquidity or our cash flows.

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

Applicable U.S. and foreign income and withholding taxes have not been provided on undistributed earnings of $740,000,000 of Noble's subsidiaries. Management does not intend to repatriate such undistributed earnings for the foreseeable future except for distributions upon which incremental income and withholding taxes would not be material. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.

NOTE 12 – EMPLOYEE BENEFIT PLANS

We have a U.S. noncontributory defined benefit pension plan which covers substantially all salaried employees and a U.S. noncontributory defined benefit pension plan which covers certain field hourly employees (collectively referred to as our "qualified domestic plans"). These plans are governed by the Noble Drilling Corporation Retirement Trust (the "Trust"). The benefits from these plans are based primarily on years of service and, for the salaried plan, employees' compensation near retirement. These plans qualify under the Employee Retirement Income Security Act of 1974 ("ERISA"), and our funding policy is consistent with funding requirements of ERISA and other applicable laws and regulations. We make cash contributions to the qualified domestic plans when required. The benefit amount that can be covered by the qualified domestic plans is limited under ERISA and the Internal Revenue Code ("IRC") of 1986. Therefore, we maintain an unfunded, nonqualified excess benefit plan designed to maintain benefits for all employees at the formula level in the qualified domestic plans. We refer to the qualified domestic plans and the excess benefit plan collectively as the "domestic plans."

Each of Noble Drilling (U.K.) Limited, Noble Enterprises Limited and Noble Drilling (Nederland) B.V., all indirect, wholly-owned subsidiaries of Noble, maintains a pension plan which covers all of its salaried, nonunion employees (collectively referred to as our "international plans"). Benefits are based on credited service and the average of the highest three years of qualified salary within the past 10 years of participation.

In 2003 we made total fundings of $22,155,000 to our domestic and international pension plans, including a discretionary funding of $17,100,000 during the fourth quarter. During 2002 and 2001, we made fundings totaling $5,327,000 and $3,828,000, respectively, to our plans. We expect fundings in 2004 to approximate $5,000,000.

All of our plans use December 31 as the measurement date.

A reconciliation of the changes in projected benefit obligations for our international and domestic plans is as follows:

	As of December 31,			
	2003		2002	
	International	**Domestic**	International	Domestic
Benefit obligation at beginning of year	**$ 36,600**	**$ 54,227**	$ 34,134	$ 49,425
Service cost	**1,957**	**3,504**	2,424	3,392
Interest cost	**2,015**	**3,486**	1,970	3,552
Actuarial (gains) losses	**1,390**	**9,586**	(1,666)	(507)
Benefits paid	**(598)**	**(1,858)**	(526)	(2,007)
Plan participants' contribution	**178**	**-**	180	-
Other	**-**	**-**	84	372
Benefit obligation at end of year	**$ 41,542**	**$ 68,945**	$ 36,600	$ 54,227

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

A reconciliation of the changes in fair value of plan assets is as follows:

	As of December 31,			
	2003		2002	
	International	Domestic	International	Domestic
Fair value of plan assets at beginning of year	$ 26,764	$ 37,251	$ 28,348	37,762
Actual return on plan assets	3,330	7,878	(1,800)	(3,253)
Employer contribution	12,040	10,115	578	4,749
Plan participants' contribution	178	-	180	–
Benefits and expenses paid	(618)	(1,858)	(542)	(2,007)
Other	2,477	-	–	–
Fair value of plan assets at end of year	$ 44,171	$ 53,386	$ 26,764	$ 37,251

The funded status of the plans is as follows:

	As of December 31,			
	2003		2002	
	International	Domestic	International	Domestic
Funded status	$ 2,629	$ (15,559)	$ (9,836)	$ (16,976)
Unrecognized net loss	225	17,887	5,346	13,473
Unrecognized prior service cost	-	1,588	–	1,805
Unrecognized transition obligation	1,452	-	1,259	–
Net amount recognized	$ 4,306	$ 3,916	$ (3,231)	$ (1,698)

Amounts recognized in the Consolidated Balance Sheets consist of:

	As of December 31,			
	2003		2002	
	International	Domestic	International	Domestic
Prepaid (accrued) pension cost	$ 4,306	$ 2,404	$ (9,160)	$ (7,504)
Intangible asset	-	885	21	1,231
Accumulated other comprehensive loss	-	627	5,908	4,575
Net amount recognized	$ 4,306	$ 3,916	$ (3,231)	$ (1,698)

Pension cost includes the following components:

	Year Ended December 31,					
	2003		2002		2001	
	International	Domestic	International	Domestic	International	Domestic
Service cost	$ 1,957	$ 3,504	$ 2,424	$ 3,392	$ 2,759	$ 2,839
Interest cost	2,015	3,486	1,970	3,552	1,813	3,085
Return on plan assets	(1,856)	(3,376)	(2,025)	(3,532)	(1,862)	(3,496)
Amortization of prior service cost	-	217	52	189	47	162
Amortization of transition obligation	530	-	93	–	105	–
Recognized net actuarial (gain) loss	(358)	697	(19)	391	(16)	109
Net pension expense	$ 2,288	$ 4,528	$ 2,495	$ 3,992	$ 2,846	$ 2,699

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

Other information regarding our international and domestic plans is summarized below:

	As of December 31,			
	2003		2002	
	International	Domestic	International	Domestic
Projected benefit obligation	$ 41,542	$ 68,945	$ 36,600	$ 54,227
Accumulated benefit obligation	39,490	53,275	35,397	45,107
Fair value of plan assets	44,171	53,386	26,764	37,251
Increase in minimum liability included in other comprehensive income	-	627	5,908	4,575

The key assumptions for the plans are summarized below:

	As of December 31,			
	2003		2002	
	International	Domestic	International	Domestic
Weighted-average assumptions used to determine benefit obligations:				
Discount rate	5.50%	6.00%	5.50%	6.50%
Rate of compensation increase	3.50% -3.88%	5.00%	3.25%-3.88%	5.00%

	Year Ended December 31,					
	2003		2002		2001	
	International	Domestic	International	Domestic	International	Domestic
Weighted-average assumptions used to determine net periodic benefit cost:						
Discount rate	5.25%-5.50%	6.50%	5.50%	7.00%	6.00%	7.25%
Expected long-term return on plan assets	5.25%-6.25%	8.00%	5.50%-6.25%	9.00%	6.00%-6.25%	9.00%
Rate of compensation increase	3.50%-3.88%	5.00%	3.50%	5.00%	3.25%-3.88%	5.00%

The projected benefit obligation for the unfunded excess benefit plan was $7,850,000 and $4,614,000 at December 31, 2003 and 2002, respectively, and is included under "Domestic" in the above tables.

Additional information regarding our qualified domestic plans is summarized below:

The Trust invests in equity securities, fixed income debt securities, and cash equivalents and other short-term investments. The Trust may invest in these investments directly or through pooled vehicles, including mutual funds.

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

The targeted and actual weighted average asset allocations by asset category for the two U.S. defined benefit pension plans are as follows:

	Year Ended December 31,					
	2003			2002		
	Target Allocation or Range	Actual Allocation	Assets	Target Allocation or Range	Actual Allocation	Assets
Asset category:						
Equity securities	**65%**	**68%**	**$ 36,102**	65%	55%	$ 20,421
Debt securities	**32%**	**29%**	**15,517**	32%	39%	14,723
Real estate	**0%**	**0%**	**-**	0%	0%	-
Cash	**3%**	**3%**	**1,767**	3%	6%	2,107
Other	**0%**	**0%**	**-**	0%	0%	-
Total plan assets	**100%**	**100%**	**$ 53,386**	100%	100%	$ 37,251

Any deviation from the target range of asset allocations must be approved by the Trust's governing committee. The performance objective of the Trust is to outperform the return of the Total Index Composite as constructed to reflect the target allocation weightings for each asset class. This objective should be met over a market cycle, which is defined as a period not less than three years or more than five years. Domestic equity securities (common stock, convertible preferred stock and convertible bonds) should achieve a total return (after fees) that exceeds the total return of an appropriate market index over a full market cycle of three to five years. International equity securities (common stock, convertible preferred stock and convertible bonds), either from developed or emerging markets, should achieve a total return (after fees) that exceeds the total return of an appropriate market index over a full market cycle of three to five years. Fixed income debt securities should achieve a total return (after fees) that exceeds the total return of an appropriate market index over a full market cycle of three to five years. Cash equivalent and short-term investments should achieve relative performance better than the 90-day Treasury bills. When mutual funds are used by the Trust, those mutual funds should achieve a total return that equals or exceeds the total return of each fund's appropriate Lipper or Morningstar category. Lipper and Morningstar are independent mutual fund rating and information services.

For investments in equity securities, no individual options or financial futures contracts are purchased unless approved in writing by the Trust's governing committee. In addition, no private placements or purchases of venture capital are allowed. No direct investments in foreign securities are made unless available in ADRs on a U.S. exchange. The maximum commitment to a particular industry, as defined by Standard & Poor's, may not exceed 20 percent. The Trust's equity managers vote all proxies in the best interest of the Trust without regards to social issues. The Trust's governing committee reserves the right to comment on and exercise control over the response to any individual proxy solicitation.

For fixed income debt securities, corporate bonds purchased are limited to investment grade securities as established by Moody's or Standard & Poor's. At no time shall the lowest investment grade make up more than 20 percent of the total market value of the Trust's fixed income holdings. The total fixed income exposure from any single non-government or government agency issuer shall not exceed 10 percent of the Trust's fixed income holdings. The average duration of the total portfolio shall not exceed seven years. All interest and principal receipts are swept, as received, into an alternative cash management vehicle until reallocated in accordance with the Trust's core allocation.

For investments in cash equivalent and short-term investments, the Trust utilizes a money market mutual fund which invests in U.S. government and agency obligations, repurchase agreements collateralized by U.S. government or agency securities, commercial paper, bankers' acceptances, certificate of deposits, delayed delivery transactions, reverse repurchase agreements, time deposits and Euro dollar obligations. Bankers' acceptances shall be made in larger banks (ranked by assets) rated "AA" or better by Moody's and in conformance with all FDIC regulations concerning capital requirements.

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

Equity securities include Noble's ordinary shares in the amounts of $1,968,000 (4% of total Domestic plan assets) and $1,933,000 (5% of total Domestic plan assets) at December 31, 2003, and 2002, respectively. Noble expects to contribute $2,000,000 to its domestic plans in 2004.

We presently sponsor the Noble Drilling Corporation 401(k) Savings Restoration Plan ("Restoration Plan"). The Restoration Plan is a nonqualified, unfunded employee benefit plan under which certain highly compensated employees of the Company may elect to defer compensation in excess of amounts deferrable under the Company's 401(k) savings plan, and receive employer matching contributions (which are made in ordinary shares). The employer matching amount is limited in the same manner as are employer matching contributions under the Company's 401(k) savings plan. Our liability for this plan was $11,750,000 and $8,812,000 at December 31, 2003 and 2002, respectively, and is included in "Accrued payroll and related costs" in the accompanying Consolidated Balance Sheets. Although not considered plan assets, a grantor trust was established from which payments for obligations under the Restoration Plan are made. The grantor trust had a balance of $9,458,000 and $6,827,000 at December 31, 2003 and 2002, respectively, and is included in "Investments in marketable securities" in the accompanying Consolidated Balance Sheet. We also maintain trusts that hold ordinary shares of Noble for purposes of funding our obligations under the benefit plans, including the Restoration Plan. These trusts held 1,700,000 and 1,791,000 ordinary shares of Noble at December 31, 2003 and 2002, respectively. We account for these shares as "Treasury stock" in the accompanying Consolidated Balance Sheets.

We presently sponsor a 401(k) savings plan, a medical plan and other plans for the benefit of our employees. The cost of maintaining these plans aggregated $25,285,000, $18,167,000 and $14,745,000 in 2003, 2002 and 2001, respectively. We do not provide post-retirement benefits (other than pensions) or any post-employment benefits to our employees.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Noble Asset Company Limited ("NACL"), a wholly-owned, indirect subsidiary of Noble, has been named one of 21 parties served a Show Cause Notice issued by the Commissioner of Customs (Prev.), Mumbai, India. The Show Cause Notice concerns alleged violations of Indian Customs laws and regulations regarding one of our jackup drilling rigs. The Commissioner alleges certain violations to have occurred before, at the time of, and after NACL acquired the rig from the rig's previous owner. We maintain that NACL has acted in accordance with all Indian Customs laws and regulations and believe the Show Cause Notice is without merit as against NACL. In the purchase agreement for the rig, NACL received contractual indemnification against liability for Indian customs duty from the rig's previous owner. In connection with the export of the rig from India in 2001, NACL posted a bank guarantee in the amount of $3,300,000 and a customs bond, both of which remain in place. We do not believe the resolution of this matter will have a material adverse effect on our financial position, results of operations or cash flows.

We are a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to our financial position, results of operations or cash flows.

In connection with several projects, we have entered into agreements with various vendors to purchase or construct property and equipment that generally have long lead times for delivery in connection with several projects. If we do not proceed with any particular project, we may either seek to cancel outstanding purchase commitments related to that project or complete the purchase of the property and equipment. Any equipment purchased for a project on which we do not proceed would be used, where applicable, as capital spares for other units in our fleet. If we cancel any of the purchase commitments, the amounts ultimately paid by us, if any, would be subject to negotiation. As of December 31, 2003, we had approximately $25,600,000 of outstanding purchase commitments related to these projects.

At December 31, 2003, we had certain noncancelable, long-term operating leases, principally for office space and facilities, with various expiration dates. Future minimum rentals under these leases aggregate $2,060,000 for

2004, $1,843,000 for 2005, $1,627,000 for 2006, $1,576,000 for 2007, $1,566,000 for 2008 and $7,419,000 thereafter. Rental expense for all operating leases was $4,038,000, $3,688,000 and $3,807,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

We have entered into employment agreements with each of our executive officers, as well as certain other employees. These agreements become effective upon a change of control of Noble (within the meaning set forth in the agreements) or a termination of employment in connection with or in anticipation of a change of control, and remain effective for three years thereafter. These agreements provide for compensation and certain other benefits under such circumstances.

NOTE 14 – UNAUDITED INTERIM FINANCIAL DATA

Unaudited interim consolidated financial information for the years ended December 31, 2003 and 2002 is as follows:

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
2003				
Operating revenues	**$ 245,008**	**$ 247,920**	**$ 254,646**	**$ 239,806**
Operating income	**54,718**	**58,670**	**67,157**	**40,593**
Net income	**39,421**	**43,738**	**52,957**	**30,300**
Net income per share (2):				
Basic	**$ 0.30**	**$ 0.33**	**$ 0.40**	**$ 0.23**
Diluted	**0.30**	**0.33**	**0.40**	**0.23**
2002				
Operating revenues	$ 241,734	$ 253,645	$ 242,070	$ 252,799
Operating income (1)	76,513	78,274	64,520	64,250
Net income	51,430	57,438	49,153	51,482
Net income per share (2):				
Basic	$ 0.39	$ 0.43	$ 0.37	$ 0.39
Diluted	0.39	0.43	0.37	0.39

(1) Information for the quarter ended March 31, 2002, includes reclassification of a $5,908,000 gain on the sale of certain interests in deepwater oil and gas properties from "Other, net" to "Gain on sale of property and equipment" in the accompanying Consolidated Statements of Income.
(2) Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarters' earnings per share may not agree to the total computed for the year.

NOTE 15 – PARENT GUARANTEE OF REGISTERED SECURITIES ISSUED BY SUBSIDIARY

Noble and Noble Holding are guarantors for certain debt securities issued by Noble Drilling. These debt securities include Noble Drilling's 6.95% Senior Notes due 2009 and its 7.50% Senior Notes due 2019. The outstanding principal balances of the 6.95% Senior Notes and the 7.50% Senior Notes at December 31, 2003 were $149,945,000 and $201,695,000, respectively. Noble Drilling is an indirect, wholly-owned subsidiary of Noble and a direct, wholly-owned subsidiary of Noble Holding. Noble's and Noble Holding's guarantee of these securities is full and unconditional.

The following consolidating financial statements of Noble, Noble Holding, Noble Drilling and all other subsidiaries are included so that separate financial statements of Noble Drilling are not required to be filed with the Securities and Exchange Commission. These consolidating financial statements present Noble's and Noble Holding's investments in both consolidated and unconsolidated affiliates using the equity method of accounting.

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

CONSOLIDATING BALANCE SHEET

(In thousands, except per share amounts)	December 31, 2003					
	Noble (Guarantor)	Noble Holding (Subsidiary Guarantor)	Noble Drilling (Issuer)	Other Subsidiaries	Consolidating Adjustments	Total
CURRENT ASSETS						
Cash and cash equivalents	$ 33,991	$ –	$ –	$ 105,476	$ –	$ 139,467
Restricted cash	–	–	–	–	–	–
Investments in marketable securities	24,798	–	–	73,578	–	98,376
Accounts receivable	–	–	3,144	146,091	–	149,235
Inventories	–	–	–	4,086	–	4,086
Prepaid expenses	–	–	3,376	8,433	–	11,809
Accounts receivable from affiliates	17,239	–	487,693	–	(504,932)	–
Other current assets	26,098	–	3,977	14,926	(26,015)	18,986
Total current assets	102,126	–	498,190	352,590	(530,947)	421,959
PROPERTY AND EQUIPMENT						
Drilling equipment and facilities	–	–	100,647	3,353,516	–	3,454,163
Other	–	–	–	64,591	–	64,591
	–	–	100,647	3,418,107	–	3,518,754
Accumulated depreciation	–	–	(47,380)	(845,508)	–	(892,888)
	–	–	53,267	2,572,599	–	2,625,866
NOTES RECEIVABLE FROM AFFILIATES	511,821	–	169,159	4,629	(685,609)	–
INVESTMENTS IN AFFILIATES	1,563,494	1,864,823	1,643,124	–	(5,071,441)	–
INVESTMENT IN AND ADVANCES TO JOINT VENTURES	–	–	–	19,868	–	19,868
OTHER ASSETS	–	–	7,333	114,607	–	121,940
	$ 2,177,441	$ 1,864,823	$ 2,371,073	$ 3,064,293	$ (6,287,997)	$ 3,189,633
LIABILITIES AND SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Current maturities of long-term debt	$ –	$ 17,951	$ –	$ 47,666	$ (17,951)	$ 47,666
Accounts payable	(6)	–	4,180	83,004	–	87,178
Accrued payroll and related costs	–	–	11,412	37,099	–	48,511
Taxes payable	(958)	–	–	32,692	–	31,734
Interest payable	–	8,064	7,799	1,585	(8,064)	9,384
Accounts payable to affiliates	–	57,527	–	447,405	(504,932)	–
Other current liabilities	(20)	–	668	18,902	–	19,550
Total current liabilities	(984)	83,542	24,059	668,353	(530,947)	244,023
LONG-TERM DEBT	–	–	476,640	65,267	–	541,907
NOTES PAYABLE TO AFFILIATES	–	511,821	–	173,788	(685,609)	–
DEFERRED INCOME TAXES	–	–	16,264	197,093	–	213,357
OTHER LIABILITIES	–	–	5,085	13,116	–	18,201
COMMITMENTS AND CONTINGENCIES	–	–	–	–	–	–
MINORITY INTEREST	–	–	–	(6,280)	–	(6,280)
	(984)	595,363	522,048	1,111,337	(1,216,556)	1,011,208
SHAREHOLDERS' EQUITY						
Ordinary Shares-par value $0.10 per share	13,389	–	–	–	–	13,389
Capital in excess of par value	915,240	870,744	870,744	693,687	(2,435,175)	915,240
Retained earnings	1,306,888	398,716	978,281	1,259,259	(2,636,256)	1,306,888
Treasury stock, at cost	(49,121)	–	–	–	–	(49,121)
Restricted stock (unearned compensation)	(7,981)	–	–	–	–	(7,981)
Accumulated other comprehensive income	10	–	–	10	(10)	10
	2,178,425	1,269,460	1,849,025	1,952,956	(5,071,441)	2,178,425
	$ 2,177,441	$ 1,864,823	$ 2,371,073	$ 3,064,293	$ (6,287,997)	$ 3,189,633

CONSOLIDATING BALANCE SHEET

(In thousands, except per share amounts)	Noble (Guarantor)	Noble Holding (Subsidiary Guarantor)	Noble Drilling (Issuer)	Other Subsidiaries	Consolidating Adjustments	Total
	December 31, 2002					
CURRENT ASSETS						
Cash and cash equivalents	$ 9,317	$ –	$ –	$ 183,192	$ –	$ 192,509
Restricted cash	–	–	–	8,668	–	8,668
Investments in marketable securities	6,827	–	–	66,130	–	72,957
Accounts receivable	–	–	1,373	163,240	–	164,613
Inventories	–	–	–	3,628	–	3,628
Prepaid expenses	–	–	259	6,336	–	6,595
Accounts receivable from affiliates	–	–	644,412	–	(644,412)	–
Other current assets	16,417	–	–	16,645	(16,389)	16,673
Total current assets	32,561	–	646,044	447,839	(660,801)	465,643
PROPERTY AND EQUIPMENT						
Drilling equipment and facilities	–	–	118,684	3,034,825	–	3,153,509
Other	–	–	–	63,296	–	63,296
	–	–	118,684	3,098,121	–	3,216,805
Accumulated depreciation	–	–	(61,028)	(684,734)	–	(745,762)
	–	–	57,656	2,413,387	–	2,471,043
NOTES RECEIVABLE FROM AFFILIATES	529,772	–	44,159	–	(573,931)	–
INVESTMENTS IN AFFILIATES	1,443,034	1,692,688	1,454,930	–	(4,590,652)	–
INVESTMENT IN AND ADVANCES TO JOINT VENTURES	–	–	–	22,538	–	22,538
OTHER ASSETS	–	–	5,312	101,178	–	106,490
	$ 2,005,367	$ 1,692,688	$ 2,208,101	$ 2,984,942	$(5,825,384)	$ 3,065,714
LIABILITIES AND SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Current maturities of long-term debt	$ –	$ 16,389	$ –	$ 80,577	$ (16,389)	$ 80,577
Accounts payable	–	–	1,019	63,764	–	64,783
Accrued payroll and related costs	–	–	8,475	42,650	–	51,125
Taxes payable	48	–	–	30,096	–	30,144
Interest payable	–	–	7,708	2,381	–	10,089
Accounts payable to affiliates	16,109	17,380	–	610,923	(644,412)	–
Other current liabilities	–	–	18	32,071	–	32,089
Total current liabilities	16,157	33,769	17,220	862,462	(660,801)	268,807
LONG-TERM DEBT	–	–	476,629	112,933	–	589,562
NOTES PAYABLE TO AFFILIATES	–	529,772	–	44,159	(573,931)	–
DEFERRED INCOME TAXES	–	–	16,070	190,281	–	206,351
OTHER LIABILITIES	–	–	5,494	11,994	–	17,488
COMMITMENTS AND CONTINGENCIES	–	–	–	–	–	–
MINORITY INTEREST	–	–	–	(5,704)	–	(5,704)
	16,157	563,541	515,413	1,216,125	(1,234,732)	1,076,504
SHAREHOLDERS' EQUITY						
Ordinary Shares-par value $0.10 per share	13,353	–	–	–	–	13,353
Capital in excess of par value	905,865	870,744	870,744	693,687	(2,435,175)	905,865
Retained earnings	1,140,472	258,403	821,944	1,081,422	(2,161,769)	1,140,472
Treasury stock, at cost	(51,317)	–	–	–	–	(51,317)
Restricted stock (unearned compensation)	(12,871)	–	–	–	–	(12,871)
Accumulated other comprehensive loss	(6,292)	–	–	(6,292)	6,292	(6,292)
	1,989,210	1,129,147	1,692,688	1,768,817	(4,590,652)	1,989,210
	$ 2,005,367	$ 1,692,688	$ 2,208,101	$ 2,984,942	$(5,825,384)	$ 3,065,714

CONSOLIDATING STATEMENT OF INCOME

(In thousands)	Noble (Guarantor)	Noble Holding (Subsidiary Guarantor)	Noble Drilling (Issuer)	Other Subsidiaries	Consolidating Adjustments	Total
	Year Ended December 31, 2003					
OPERATING REVENUES						
Contract drilling services	$ –	$ –	$ 13,544	$ 876,059	$ –	$ 889,603
Reimbursables	–	–	350	43,864	–	44,214
Labor contract drilling services	–	–	–	28,492	–	28,492
Engineering, consulting and other	–	–	–	25,071		25,071
	–	–	13,894	973,486		987,380
OPERATING COSTS AND EXPENSES						
Contract drilling services	(27)	1	10,348	494,716	–	505,038
Reimbursables	–	–	350	38,674	–	39,024
Labor contract drilling services	–	–	–	22,642	–	22,642
Engineering, consulting and other	–	–	(150)	28,399	–	28,249
Depreciation and amortization	–	–	3,851	144,276	–	148,127
Selling, general and administrative	300	–	1,025	25,309	–	26,634
Gain on sale of property and equipment	–	–	–	(3,472)	–	(3,472)
	273	1	15,424	750,544	–	766,242
OPERATING (LOSS) INCOME	(273)	(1)	(1,530)	222,942	–	221,138
OTHER INCOME (EXPENSE)						
Equity earnings in affiliates (net of tax)	120,460	164,802	180,861	–	(466,123)	–
Interest expense	–	(48,956)	(27,782)	(16,259)	52,706	(40,291)
Other, net	49,166	–	4,606	5,071	(52,706)	6,137
INCOME BEFORE INCOME TAXES	169,353	115,845	156,155	211,754	(466,123)	186,984
INCOME TAX (PROVISION) BENEFIT	(2,937)	17,135	8,647	(43,413)	–	(20,568)
NET INCOME	$ 166,416	$ 132,980	$ 164,802	$ 168,341	$ (466,123)	$ 166,416

(In thousands)	Noble (Guarantor)	Noble Holding (Subsidiary Guarantor)	Noble Drilling (Issuer)	Other Subsidiaries	Consolidating Adjustments	Total
	Year Ended December 31, 2002					
OPERATING REVENUES						
Contract drilling services	$ –	$ –	$ 11,336	$ 899,083	$ –	$ 910,419
Reimbursables	–	–	–	26,183	–	26,183
Labor contract drilling services	–	–	–	26,416	–	26,416
Engineering, consulting and other	–	–	276	27,230	(276)	27,230
	–	–	11,612	978,912	(276)	990,248
OPERATING COSTS AND EXPENSES						
Contract drilling services	217	–	9,923	478,765	(276)	488,629
Reimbursables	–	–	–	23,058	–	23,058
Labor contract drilling services	–	–	–	20,951	–	20,951
Engineering, consulting and other	–	–	–	27,868	–	27,868
Depreciation and amortization	–	–	5,718	119,436	–	125,154
Selling, general and administrative	3,087	–	(4,012)	27,864	–	26,939
Gain on sale of property and equipment	–	–	–	(5,908)		(5,908)
	3,304	–	11,629	692,034	(276)	706,691
OPERATING (LOSS) INCOME	(3,304)	–	(17)	286,878	–	283,557
OTHER INCOME (EXPENSE)						
Equity earnings in affiliates (net of tax)	193,105	207,291	220,381	–	(620,777)	–
Interest expense	–	(20,952)	(25,988)	(16,634)	20,952	(42,622)
Other, net	20,959	–	5,867	(3,484)	(20,952)	2,390
INCOME BEFORE INCOME TAXES	210,760	186,339	200,243	266,760	(620,777)	243,325
INCOME TAX (PROVISION) BENEFIT	(1,257)	7,333	7,048	(46,946)	–	(33,822)
NET INCOME	$ 209,503	$ 193,672	$ 207,291	$ 219,814	$ (620,777)	$ 209,503

CONSOLIDATING STATEMENT OF INCOME

(In thousands)	Noble (Guarantor)	Noble Holding (Subsidiary Guarantor)	Noble Drilling (Issuer)	Other Subsidiaries	Consolidating Adjustments	Total
			Year Ended December 31, 2001			
OPERATING REVENUES						
Contract drilling services	$ –	$ –	$ 12,137	$ 933,812	$ –	$ 945,949
Reimbursables	–	–	–	29,122	–	29,122
Labor contract drilling services	–	–	–	31,292	–	31,292
Engineering, consulting and other	–	–	15,500	23,397	(15,500)	23,397
	–	–	27,637	1,017,623	(15,500)	1,029,760
OPERATING COSTS AND EXPENSES						
Contract drilling services	–	–	8,069	439,195	(15,500)	431,764
Reimbursables	–	–	–	27,431	–	27,431
Labor contract drilling services	–	–	–	25,745	–	25,745
Engineering, consulting and other	–	–	–	17,661	–	17,661
Depreciation and amortization	–	–	6,231	112,344	–	118,575
Selling, general and administrative	–	–	555	23,742	–	24,297
	–	–	14,855	646,118	(15,500)	645,473
OPERATING INCOME	–	–	12,782	371,505	–	384,287
OTHER INCOME (EXPENSE)						
Equity earnings in affiliates (net of tax)	–	–	271,611	–	(271,611)	–
Interest expense	–	–	(27,703)	(20,049)	–	(47,752)
Other, net	–	–	1,553	10,384	–	11,937
INCOME BEFORE INCOME TAXES	–	–	258,243	361,840	(271,611)	348,472
INCOME TAX BENEFIT (PROVISION)	–	–	4,679	(90,229)	–	(85,550)
NET INCOME	$ –	$ –	$ 262,922	$ 271,611	$ (271,611)	$ 262,922

CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands, except per share amounts)	Noble (Guarantor)	Noble Holding (Subsidiary Guarantor)	Noble Drilling (Issuer)	Other Subsidiaries	Consolidating Adjustments	Total
	Year Ended December 31, 2003					
CASH FLOWS FROM OPERATING ACTITIVIES						
Net income	$ 166,416	$ 132,980	$ 164,802	$ 168,341	$ (466,123)	$ 166,416
Adjustments to reconcile net income to net cash provided by (used for) operating activities:						
Depreciation and amortization	–	–	3,851	144,276	–	148,127
Deferred income tax provision	–	–	194	4,182	–	4,376
Deferred repair and maintenance amortization	–	–	785	33,678	–	34,463
Loss (gain) on sales of marketable securities	–	–	–	382	–	382
Equity in (income) loss of joint ventures	–	–	–	(2,307)	–	(2,307)
Compensation expense from stock-based plans	4,627	–	–	–	–	4,627
Gain on sale of interest in deepwater oil and gas properties	–	–	–	(3,472)	–	(3,472)
Discretionary pension funding	–	–	(6,900)	(10,200)	–	(17,100)
Equity earnings in affiliates	(120,460)	(164,802)	(180,861)	–	466,123	–
Other	–	–	(2,430)	3,948	–	1,518
Other changes in current assets and liabilities, net of acquired working capital:						
Accounts receivable	–	–	(1,771)	17,149	–	15,378
Accounts receivable from affiliates	–	–	41,865	–	(41,865)	–
Other current assets	(9,681)	–	(7,094)	4,694	–	(12,081)
Accounts payable	(6)	–	3,161	19,245	–	22,400
Accounts payable to affiliates	981	23,758	–	(66,604)	41,865	–
Other current liabilities	(1,026)	8,064	3,678	(8,135)	–	2,581
Net cash provided by operating activities	40,851	–	19,280	305,177	–	365,308
CASH FLOWS USED FOR INVESTING ACTIVITIES						
Acquisitions and related capital upgrades	–	–	–	(194,400)	–	(194,400)
Other capital expenditures	–	–	(16,411)	(96,323)	–	(112,734)
Deferred repair and maintenance expenditures	–	–	(2,869)	(34,115)	–	(36,984)
Proceeds from sales of property and equipment	–	–	–	1,606	–	1,606
Proceeds from sale of interest in deepwater oil and gas properties	–	–	–	5,200	–	5,200
Investment in and advances to joint ventures, net	–	–	–	4,977	–	4,977
Investment in marketable securities	(97,385)	–	–	(48,735)	–	(146,120)
Proceeds from sales of marketable securities	71,776	–	–	50,809	–	122,585
Net cash used for investing activities	(25,609)	–	(19,280)	(310,981)	–	(355,870)
CASH FLOWS FROM FINANCING ACTIVITIES						
Payment of long-term debt	–	–	–	(80,580)	–	(80,580)
Proceeds from issuance of ordinary shares	9,432	–	–	–	–	9,432
Decrease in restricted cash	–	–	–	8,668	–	8,668
Net cash provided by (used for) financing activities	9,432	–	–	(71,912)	–	(62,480)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	24,674	–	–	(77,716)	–	(53,042)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,317	–	–	183,192	–	192,509
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 33,991	$ –	$ –	$ 105,476	$ –	$ 139,467

CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands, except per share amounts)	Noble (Guarantor)	Noble Holding (Subsidiary (Guarantor)	Noble Drilling (Issuer)	Other Subsidiaries	Consolidating Adjustments	Total
	Year Ended December 31, 2002					
CASH FLOWS FROM OPERATING ACTITIVIES						
Net income	$ 209,503	$ 193,672	$ 207,291	$ 219,814	$ (620,777)	$ 209,503
Adjustments to reconcile net income to net cash provided by (used for) operating activities:						
Depreciation and amortization	–	–	5,718	119,436	–	125,154
Deferred income tax provision	–	–	(576)	17,446	–	16,870
Deferred repair and maintenance amortization	–	–	731	28,584	–	29,315
Loss (gain) on sales of marketable securities	–	–	–	168	–	168
Equity in (income) of joint ventures	–	–	–	(1,780)	–	(1,780)
Compensation expense from stock-based plans	3,208	–	1,670	–	–	4,878
Realized loss on impairment of investment	–	–	–	9,758	–	9,758
Gain on sale of interest in deepwater oil and gas properties	–	–	–	(5,908)	–	(5,908)
Loss on debt repurchase	–	–	400	–	–	400
Equity earnings in affiliates	(193,105)	(207,291)	(220,381)	–	620,777	–
Other	–	–	6,471	(2,948)	–	3,523
Other changes in current assets and liabilities, net of acquired working capital:						
Accounts receivable	–	–	(560)	4,955	–	4,395
Accounts receivable from affiliates	14,812	–	(85,777)	–	70,965	–
Other current assets	(29)	–	992	3,979	–	4,942
Accounts payable	–	–	396	14,113	–	14,509
Accounts payable to affiliates	–	13,619	–	57,346	(70,965)	–
Other current liabilities	–	–	1,172	28,465	–	29,637
Net cash provided by (used for) operating activities	34,389	–	(82,453)	493,428	–	445,364
CASH FLOWS USED FOR INVESTING ACTIVITIES						
Acquisitions and related capital upgrades	–	–	(46,423)	(310,431)	–	(356,854)
Other capital expenditures	–	–	–	(121,500)	–	(121,500)
Deferred repair and maintenance expenditures	–	–	(905)	(41,866)	–	(42,771)
Proceeds from sales of property and equipment	–	–	–	1,879	–	1,879
Proceeds from sale of interest in deepwater oil and gas properties	–	–	–	6,200	–	6,200
Investment in and advances to joint ventures, net	–	–	–	4,160	–	4,160
Investment in marketable securities	–	–	–	(69,082)	–	(69,082)
Proceeds from sales of marketable securities	–	–	–	38,419	–	38,419
Net cash used for investing activities	–	–	(47,328)	(492,221)	–	(539,549)
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from borrowing on credit facility	–	–	125,000	–	–	125,000
Payment of long-term debt	–	–	(5,350)	(55,422)	–	(60,772)
Proceeds from issuance of ordinary shares	6,275	–	9,092	–	–	15,367
Repurchase of ordinary shares	(33,966)	–	–	–	–	(33,966)
Proceeds from sales of put options on ordinary shares	2,619	–	1,039	–	–	3,658
Decrease (increase) in restricted cash	–	–	–	698	–	698
Net cash (used for) provided by financing activities	(25,072)	–	129,781	(54,724)	–	49,985
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	9,317	–	–	(53,517)	–	(44,200)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	–	–	–	236,709	–	236,709
CASH AND CASH EQUIV.END OF YEAR	$ 9,317	$ –	$ –	$ 183,192	$ –	$ 192,509

CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands)	Noble (Guarantor)	Noble Holding (Subsidiary (Guarantor)	Noble Drilling (Issuer)	Other Subsidiaries	Consolidating Adjustments	Total
	Year Ended December 31, 2001					
CASH FLOWS FROM OPERATING ACTITIVIES						
Net income	$	$	$ 262,922	$ 271,611	$ (271,611)	$ 262,922
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	–	–	6,231	112,344	–	118,575
Deferred income tax provision	–	–	6,629	49,433	–	56,062
Deferred repair and maintenance amortization	–	–	910	22,017	–	22,927
Gain on sales of marketable securities	–	–	–	(8)	–	(8)
Equity in loss of joint ventures	–	–	–	1,153	–	1,153
Compensation expense from stock-based plans	–	–	4,110	–	–	4,110
Loss on debt repurchases	–	–	1,520	–	–	1,520
Equity earnings in affiliates	–	–	(271,611)	–	271,611	–
Other	–	–	2,661	(1,226)	–	1,435
Changes in current assets and liabilities, net of acquired working capital:						
Accounts receivable	–	–	840	6,941	–	7,781
Accounts receivable from affiliates	–	–	103,692	–	(103,692)	–
Other current assets	–	–	(1,060)	(11,142)	–	(12,202)
Accounts payable	–	–	(412)	(21,783)	–	(22,195)
Accounts payable to affiliates	–	–	–	(103,692)	103,692	–
Other current liabilities	–	–	6,375	2,591	–	8,966
Net cash provided by operating activities	–	–	122,807	328,239	–	451,046
CASH FLOWS USED FOR INVESTING ACTIVITIES						
Acquisitions and related capital upgrades	–	–	–	(50,440)	–	(50,440)
Other capital expenditures	–	–	(17,171)	(72,255)	–	(89,426)
Deferred repair and maintenance expenditures	–	–	(19)	(33,488)	–	(33,507)
Proceeds from sales of property and equipment	–	–	–	887	–	887
Investment in and advances to joint ventures, net	–	–	–	(17,896)	–	(17,896)
Investment in marketable securities	–	–	–	(43,068)	–	(43,068)
Proceeds from sales of marketable securities	–	–	–	7,747	–	7,747
Net cash used for investing activities	–	–	(17,190)	(208,513)	–	(225,703)
CASH FLOWS FROM FINANCING ACTIVITIES						
Payment of long-term debt	–	–	(44,362)	(50,775)	–	(95,137)
Proceeds from issuance of ordinary shares	–	–	13,374	–	–	13,374
Repurchase of ordinary shares	–	–	(76,197)	–	–	(76,197)
Proceeds from sales of put options on ordinary shares	–	–	1,568	–	–	1,568
Increase in restricted cash	–	–	–	(5,477)	–	(5,477)
Net cash used for financing activities	–	–	(105,617)	(56,252)	–	(161,869)
INCREASE IN CASH AND CASH EQUIVALENTS	–	–	–	63,474	–	63,474
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	–	–	–	173,235	–	173,235
CASH AND CASH EQUIVALENTS, END OF YEAR	$ –	$ –	$ –	$ 236,709	$ –	$ 236,709

NOTE 16 – SEGMENT AND RELATED INFORMATION

We provide diversified services for the oil and gas industry. Our reportable segments consist of the primary services we provide, which include domestic and international offshore contract drilling and engineering and consulting services. Although these segments are generally influenced by the same economic factors, each represents a distinct service to the oil and gas industry. Each of our drilling rigs is considered by us to be an operating segment within our domestic and international offshore contract drilling services reportable segments, and these operating segments are aggregated to comprise our domestic and international contract drilling services reportable segments in accordance with SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information* ("SFAS 131").

Our international contract drilling services segment conducts contract drilling services in the Middle East, Mexico, the North Sea, Brazil, West Africa, India and the Mediterranean Sea. Our domestic contract drilling services segment conducts contract drilling services in the U.S. Gulf of Mexico. Our engineering and consulting services segment, as represented by our Noble Technology Services Division, provides drilling products and drilling-related software programs, well site management, project management, technical services, and operations support for our downhole technology tools.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1). All intersegment sales pricing is based on current market conditions. We evaluate the performance of our operating segments based on operating revenues and net income. Summarized financial information of our reportable segments for the years ended December 31, 2003, 2002 and 2001 is shown in the following table (in thousands). The "Other" column includes results of labor contract drilling services, other insignificant operations and corporate related items.

	International Contract Drilling Services	Domestic Contract Drilling Services	Engineering & Consulting Services	Other	Total
2003					
Revenues from external customers	**$ 663,321**	**$ 262,378**	**$ 26,070**	**$ 35,611**	**$ 987,380**
Intersegment revenues	**-**	**-**	**-**	**-**	**-**
Depreciation and amortization	**97,584**	**46,473**	**610**	**3,460**	**148,127**
Interest expense	**19,548**	**19,899**	**147**	**697**	**40,291**
Equity in income of unconsolidated subsidiaries	**4,145**	**-**	**-**	**-**	**4,145**
Segment profit (loss)	**127,956**	**40,470**	**(9,314)**	**7,304**	**166,416**
Total assets	**1,598,768**	**1,283,662**	**10,290**	**296,913**	**3,189,633**
Capital expenditures	**135,986**	**79,816**	**637**	**90,695**	**307,134**
2002					
Revenues from external customers	$ 636,869	$ 304,842	$ 16,791	$ 31,746	$ 990,248
Intersegment revenues	-	-	-	-	-
Depreciation and amortization	70,803	50,774	380	3,197	125,154
Interest expense	18,676	23,405	361	180	42,622
Equity in income of unconsolidated subsidiaries	3,979	-	-	-	3,979
Segment profit (loss)	179,601	45,654	(4,483)	(11,269)	209,503
Total assets	1,467,018	1,377,386	12,185	209,125	3,065,714
Capital expenditures	249,924	97,232	15,669	115,529	478,354
2001					
Revenues from external customers	$ 515,438	$ 462,421	$ 12,184	$ 39,717	$ 1,029,760
Intersegment revenues	-	-	114	-	114
Depreciation and amortization	63,352	51,727	385	3,111	118,575
Interest expense	19,668	27,993	-	91	47,752
Equity in loss of unconsolidated subsidiaries	(1,153)	-	-	-	(1,153)
Segment profit (loss)	125,360	142,646	533	(5,597)	262,942
Total assets	1,225,171	1,418,019	8,774	98,776	2,750,740
Capital expenditures	71,247	57,795	7,480	3,344	139,866

The following table is a reconciliation of reportable segment profit or loss to consolidated totals:

	2003	2002	2001
PROFIT OR LOSS			
Total profit for reportable segments	$ 159,112	$ 220,772	$ 268,539
Elimination of intersegment profits	-	–	(20)
Other profits (losses)	7,304	(11,269)	(5,597)
Total consolidated net income	$ 166,416	$ 209,503	$ 262,922

The following tables present revenues and identifiable assets by country based on the location of the service provided:

	Revenues			Identifiable Assets		
	Year Ended December 31,			December 31,		
	2003	2002	2001	2003	2002	2001
United States	$ 283,097	$ 317,059	$ 474,214	$1,528,333	$ 1,807,381	$ 1,508,851
Bahrain	8,110	7,180	–	-	29,821	–
Brazil	138,623	123,157	121,658	427,375	151,061	427,420
Canada	24,755	19,445	21,418	10,116	16,674	8,090
China	-	–	–	78,660	78,632	32,344
Croatia	-	–	–	35,307	–	–
Denmark	22,359	32,307	50,765	44,498	44,909	53,664
Germany	7,257	771	–	1,569	17,025	–
India	14,318	11,380	15,384	99,211	28,267	24,719
Ireland	-	–	4,869	-	–	–
Mexico	129,473	34,818	16,261	172,471	111,742	26,253
Nigeria	61,218	132,378	119,394	130,891	145,126	130,301
Qatar	48,853	62,272	37,624	127,203	114,621	114,701
The Netherlands	100,984	141,571	101,241	148,503	149,002	180,938
United Arab Emirates	72,216	40,946	24,051	219,246	192,160	93,559
United Kingdom	74,955	66,174	42,881	150,434	164,312	135,790
Other	1,162	790	–	15,816	14,981	14,110
Total International	704,283	673,189	555,546	1,661,300	1,258,333	1,241,889
Total	$ 987,380	$ 990,248	$ 1,029,760	$3,189,633	$ 3,065,714	$ 2,750,740

(Unless otherwise indicated, dollar amounts in tables are in thousands, except per share amounts)

BOARD OF DIRECTORS



MICHAEL A. CAWLEY [2,4]
President and Chief Executive Officer – The Samuel Roberts Noble Foundation, Inc. Director since 1985.



LAWRENCE J. CHAZEN [1,4]
Chief Executive Officer – Lawrence J. Chazen, Inc. Director since 1994.



LUKE R. CORBETT [2,3]
Chairman of the Board and Chief Executive Officer – Kerr-McGee Corporation. Director since 2001.



JAMES C. DAY
Chairman of the Board and Chief Executive Officer – Noble Corporation. Director since 1983.



MARC E. LELAND [2,3]
President – Marc E. Leland & Associates, Inc.
Director since 1994.



JACK E. LITTLE [1,5]
Former President and Chief Executive Officer, Shell Oil Company. Director since 2000.



MARY P. RICCIARDELLO [1,4]
Former Senior Vice President and Chief Accounting Officer, Reliant Energy, Inc. Director since 2003.



WILLIAM A. SEARS [1,3]
Former Director of Operations, British Petroleum Exploration.
Director since 1998.

DIRECTORS EMERITUS:

JOHN F. SNODGRASS Snodgrass Interests
TOMMY C. CRAIGHEAD T.C Craighead & Company

CORPORATE OFFICERS

JAMES C. DAY
Chairman and
Chief Executive Officer

DANNY W. ADKINS
Senior Vice President – Operations,
Noble Drilling Corporation

MARK A. JACKSON
Senior Vice President and Chief
Financial Officer

JULIE J. ROBERTSON
Senior Vice President – Administration
and Corporate Secretary

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
UMB Bank, N.A.
Kansas City, Missouri

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Houston, Texas

SHARES LISTED ON NEW YORK STOCK EXCHANGE
Trading Symbol "NE"

CREDIT RATING
Standard & Poor's – A-
Moody's Investors Service – Baa1

ANNUAL MEETING
The Annual General Meeting of Members of Noble Corporation will be held on April 22, 2004, at 10:00 a.m. at The St. Regis Hotel, Two East 55th Street, New York, New York. All members are cordially invited to attend.

FORM 10-K
A copy of the Company's 2003 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any member upon written request to:

Julie Robertson, Senior Vice President
Noble Corporation
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478

KEY INVESTOR INFORMATION
You can learn more about our operations and our company by visiting our website at www.noblecorp.com. Among other information we have provided there, you will find:
- our business conduct/business ethics policies
- our articles and memorandum of association
- information concerning our business and recent press releases
- information concerning our Board of Directors and member (shareholder) relations

CONTACT THE NOBLE BOARD OF DIRECTORS
If you would like to contact the Noble Board of Directors, write to:
Noble Corporation Board of Directors
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478
or send an e-mail to Nobleboard@noblecorp.com.

For additional information about Noble Corporation, please refer to our proxy statement which is being mailed with this Annual Report.

[1] Audit Committee • [2] Compensation Committee • [3] Finance Committee • [4] Nominating and Corporate Governance Committee • [5] Lead Director

Design: John Weaver Design \ Houston, Texas

NOBLE

Noble Corporation
[illegible] South Dairy Ashford, Suite 800
Sugar Land, Texas 77478
[illegible]-276-6100